OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Cryptid LLC

130 Bay Ridge Parkway
APT 2D
Brooklyn, NY 11209

www.cryptidmovie.com



100 units of Non-Managing Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 3,741 Non-Managing Membership Units ($374,100)

Minimum 100 Non-Managing Membership Units ($10,000)

Company	Cryptid LLC
Corporate Address	130 Bay Ridge Parkway APT 2D, Brooklyn, NY 11209
Description of Business	Manage, produce, and market a feature motion picture
Type of Security Offered	Non-Managing Membership Units
Purchase Price of Security Offered	$100
Minimum Investment Amount (per investor)	$100

Recoupment: Investors will retain 100% of the Company's ("Cryptid LLC") adjusted gross profits* up to the repayment amount of 100% of their investment, plus an additional 20% bonus, then a prorated share of 50% of remaining (net) profits.

gross profits allocated subject to terms of Cryptid LLC Operating Agreement

**Perks **

- **$100+** Exclusive behind-the-scenes peek via email updates during production.
- **$500+** Receive a "Special Thanks" credit in the film, as well as on IMDB.
- **$750+** Take part in an **exclusive** live Q&A with the writer/director.
- **$1,000+** A personalized Cryptid postcard to you, signed by the cast, director, and producer. Includes all previous perks.
- **$2,000+** Receive one of the props actually used in the film. Could be a fake bloody arm, a fake gun, fake newspaper, etc... We'll give you some options.... **See the movie with the cast and crew!** One ticket to the premiere in New York City. (Time and date TBD). You'll have to provide your own travel and accommodations.   Includes all previous perks.
- **$5,000+** Receive a piece of the creature suit. **Could be a clawed hand or foot, leg, or head from the actual suit created** for and used in the film. (Limited availability).Signed by the creator, if desired. Includes all previous perks.
- **$10,000+** "Associate Producer" credit on screen and on IMDB. **See the movie with the cast and crew!** Two tickets to the premiere in New York City. (Time and

date TBD.) You'll have to provide your own travel and accommodations. Includes all previous perks.
- **$25,000+ "Co-Executive Producer" credit on screen and on IMDB. Visit the set while we're filming!** You and a guest get to meet the cast and crew and hang out. (Filming date/location TBD.) Four tickets to the premiere in New York City. (Time and date TBD.) **Name a character in the movie, and it will be said in the film.** It could be your name or a name of your choosing. We get to choose the character and to approve the final name though. Includes all previous perks.

**All perks occur after the offering is completed

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Cryptid LLC - We are a brand new company formed with its sole responsibility will be to produce, market, and sell a feature motion picture named "Cryptid".

Sales, Supply Chain, & Customer Base

We plan to release the film for the third quarter in 2019 through an established distribution network, both national and in international markets. Throughout the production process (both pre and post) the film will be marketed and sold to varying distribution companies both nationally and internationally to varying territories through pre-sales or finished product sales.

We will be focusing on specific distribution outlets that will release the film through digital mediums such as Netflix, Amazon Prime, as well as to iTunes, Hulu, cable Video-On-Demand, Google Play, and other online avenues.

For physical media such as DVDs and Blu-Ray, the company will have no inventory, but rather license rights to a third party, who will then distribute to the big box stores.

Competition

As for competition, we believe there is a large shortage of these practical effects character-driven horror films. Most of the horror films produced today are ghost or demon related, and use an overwhelming amount of CGI in order to generate its concept. Not the mention we believe the characters are flat and forgettable. The "old school" method of practical effects, an engaging story, with characters that the audience cares about, is something relegated to the classic horror films that everyone remembers. We believe we can fit into that same niche.

Liabilities and Litigation

Currently, this company holds no liabilities and under no litigation.

The team

Officers and directors

Brad Rego	Writer/Director/Producer - Managing Member

Brad Rego
Brad Rego has created a variety of content. He has directed five different short films that have gone to festivals and three feature films, two of which secured distribution on a global platform. His latest horror feature, "The Killing of Jacob Marr" was released in October 2010. It has since gotten rave reviews at leading independent movie sites, like "Ain't It Cool News" and is currently available on a multitude of VOD platforms such as Amazon Prime, IndieReign, Comcast Xfinity StreamPix, and Cinecliq. Founder and President of 221 FIlms, Inc for the last 8 years, and is the President and managing member of Cryptid, LLC. In between directing films, he works as a freelance cinematographer and has shot feature films, commercials, and documentaries as well as shooting for shows on TLC, PBS, Hulu, and the DIY network. http://www.imdb.com/name/nm1351636

Number of Employees: 1

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **This is a brand-new company created specifically for this film.** The Company has a limited operating history and has not generated revenue from intended operations yet. We are a startup Company and our business model currently focuses on our film's production rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately May 1, 2018 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

- **Economic Conditions** The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which our films will be shown may adversely impact our consolidated financial results. Inflation, hyperinflation, currency exchange rates, recession, depression, high unemployment levels, and other unfavorable economic conditions could affect our ability to be profitable. A severe and/or prolonged economic downturn or a negative or uncertain political climate could adversely affect our customers' financial condition and the levels of business activity of our customers we serve. This may reduce demand for our products or depress pricing of those products and have a material adverse effect on our results of operations. In addition to having an impact on general economic conditions, events such as acts of terrorism, war, or similar unforeseen events, may adversely affect our ability to service our customers and our results of operations, although the impact of such events can be difficult to quantify. If we are unable to successfully anticipate changing economic and political conditions, we may be unable to effectively plan for and respond to those changes, and our business could be negatively affected.

- **Competition** from better-funded companies with more experience may affect our success. We face competition with respect to any films that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in the production and marketing of films and thus may be better equipped than us to develop and commercialize films. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our film will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

- **Labor Laws/ Conditions** Labor laws for actors, or strike by actors' unions may affect our ability to complete the Picture. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

- **We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.** Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

- **In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience** Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in the production of our films, which could adversely affect operating results. Our consultants, partners, team members, and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. Certain personnel may not be available during the Production or Post Production phase of the Picture, in which case suitable personnel will be substituted by management. Loss of talent through sickness or conflict may adversely affect the schedule or ability to complete production.

- **Our success is primarily dependent on audience acceptance of our films, which is extremely difficult to predict and, therefore, inherently risky.** We cannot predict the economic success of any of our feature films because the revenue derived from the distribution of a film (which does not necessarily directly correlate with the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a film also depends upon the public's acceptance of competing series and films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. The economic success of a film is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and by effective marketing. If we are unable to accurately judge audience acceptance of our film content or to have the film effectively marketed, the commercial success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that any particular feature film will generate enough revenue to offset its distribution, fulfillment services and marketing costs.

- **Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.** The Company is dependent on Brad Rego in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to that individual in the event of his death or disability. Therefore, if Brad Rego should die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. In particular, the Company is dependent on Brad Rego, who is the producer of the film that our Company plans to produce. The loss of Brad Rego or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

- **The film might never be made.** If the film fails for any reason, is never produced or is abandoned, the Purchasers will not receive any return on their investment and will lose all of their investment amounts. The Non-Managing Membership Units only provide a right to share in the revenues of the "Cryptid" feature film. Accordingly, investors should be aware that their investment is not diversified and totally dependent upon the success of a single film. The film might not be made due to unforeseen circumstances such as a loss of key personnel, industry strike, weather, natural disaster, illness of cast or other key personnel.

- **Limited Rights of Investors.** Holders of Non-Managing Membership Units have no voting rights. The Purchasers will have no right to participate in the business or affairs of the Company. The Financing Agreement does not contain any affirmative or negative covenants relating to the operation of the business or otherwise. The Company does not have any voting agreements in place for Non-Managing Membership Units participants. Investors under no circumstances shall have the right to rescind, terminate or enjoin the exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name). As between Producer and Financier, all business and creative decisions with regard to the Picture shall be made solely by Producer.

- **The Company has the right to extend the Offering deadline.** The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Brad Rego, 100.0% ownership, Managing Membership Units

Classes of securities

- Non-Managing Membership Units: 0

Non-Managing Membership Units

The Company is authorized to issue up to 3,741 Non-Managing Membership Units.

Voting Rights

Non-Managing Members shall take no part whatever in the control, management, direction or operation of the Company's affairs and shall have no power to bind the Company. The Managing Members may at time to time seek advice from Non-Managing Members, but they need not accept such advice, and at all times the Managing Members shall have the exclusive right to control and manage the Company

Non-Managing Membership Unit Recoupment Rights

After deduction of production expenses, deferment fees, and distribution costs, the remaining adjusted gross profits, if any, shall then be applied 100% to the Non-Managing Members as a repayment of the Original Capital until such time as an aggregate amount equal to the Original Capital, plus 20% has been distributed to the Non-Managing Members (referred to herein as

"Recoupment"),

After Recoupment Rights

After Recoupment, such remaining Gross Receipts, if any, shall be deemed "Net Profits" and shall be distributed to such persons, if any, who, in the sole discretion of the Managing Members has agreed to provide rights or services to the Company for compensation to be based, in whole or in part, on a share of Net Profits. There are currently no Net Profits participants. The remainder of such Gross Receipts, if any, shall be deemed "Adjusted Net Profits" of the Company, and, shall be applied as follows: An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Non-Managing Members with each Non-Managing Members receiving that portion thereof as his/her Units pro rata against the full budget of the film; and an amount equal to fifty percent (50%) of the Adjusted Net Profits shall be paid to the Managing Members with each Managing Member receiving that portion thereof proportionate to his/herUnits in the Company.

Rights to Receive Liquidation Distributions

If upon the termination of the Company, the aggregate capital contributions shall not have been fully repaid to the Non-Managing Members, such unpaid contributions shall be repaid upon the termination of the Company, as the necessary cash is realized from the liquidation of its assets; but only,however, if at such time all of the debts, liabilities, taxes and contingent liabilities of the Company shall have been fully paid or provided for. In the event the available cash for the repayment of said capital contributions is not sufficient to pay same in full, each Non-Managing Members shall receive that proportion of the available cash as the amount of his/her contribution bears to the aggregate limited contributions.

- Managing Membership Units: 1,000

Managing Membership Units

The company has issue 1,000 Managing Membership units to Brad Rego, who owns 100% of The Company.

Voting Rights

Managing Members will have full and only voting rights to this company. The Managing Members may at time to time seek advice from Non-Voting Members, but they need not accept such advice, and at all times the Managing Members shall have the exclusive right to control and manage the Company.

The Managing Members shall also be one of the producers of the film.

A Managing Member may also be a Non-Managing Member upon the purchase of Units of the Company or the election by a Managing Member to convert monies into a capital contribution for which the Managing Member is entitled to reimbursement.

Producer's credit shall be given to the Managing Members and thereafter to any other Managing Members and/or such other person(s) or entity(ies) as the Managing Members may authorize.

Associate Producer's credit of the film shall be given to such person(s) or entity(ies) as the Managing Members may authorize.

Non-Managing Membership Unit Recoupment Rights

After deduction of production expenses, deferment fees, and distribution costs, the remaining adjusted gross profits, if any, shall then be applied 100% to the Non-Managing Members as a repayment of the Original Capital until such time as an aggregate amount equal to the Original Capital, plus 20% has been distributed to the Non-Managing Members (referred to herein as "Recoupment"),

After Recoupment Rights

After Recoupment, such remaining Gross Receipts, if any, shall be deemed "Net Profits" and shall be distributed to such persons, if any, who, in the sole discretion of the Managing Members has agreed to provide rights or services to the Company for compensation to be based, in whole or in part, on a share of Net Profits. There are currently no Net Profits participants. The remainder of such Gross Receipts, if any, shall be deemed "Adjusted Net Profits" of the Company, and, shall be applied as follows: An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Non-Managing Members with each Non-Managing Members receiving that portion thereof as his/her Units pro rata against the full budget of the film; and an amount equal to fifty percent(50%) of the Adjusted Net Profits shall be paid to the Managing Members with each Managing Member receiving that portion thereof proportionate to his/herUnits in the Company.

Rights to Receive Liquidation Distributions

If upon the termination of the Company, the aggregate capital contributions shall not have been fully repaid to the Non-Managing Members, such unpaid contributions shall be repaid upon the termination of the Company, as the necessary cash is realized from the liquidation of its assets; but only,however, if at such time all of the debts, liabilities, taxes and contingent liabilities of the Company shall have been fully paid or provided for. In the event the available cash for the repayment of said capital contributions is not sufficient to pay same in full, each Non-Managing Members shall receive that proportion of the available cash as the amount of his/her contribution bears to the aggregate limited contributions.

What it means to be a Minority Holder

As a holder of Non-Managing Membership Units, you will have no voting rights, and limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The Non-Managing Membership Units give the Purchasers in this offering and any additional purchasers of those units in the future a right to share in 50% of the Adjusted Net Profits generated by the film "Cryptid" in the aggregate(i.e., as a group). Accordingly, your interest in such net profit share will always be pro-rata, pari passu with all other investors against the full production budget of the film ($374,100). In the event the Managers of the Company deems necessary to increase the budget of the film for a perceived better chance for a larger impact in the film market, the units will be diluted in value commensurate with the new budget.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We do not have an operating history and so as a result we have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 18 months without revenue generation.

Since the company's sole purpose is the production of a single film, our operating costs, and major expenses are strictly confined to the budget of said production as listed below:

Production	$155,200
Cast	$65,700
Post Production	$43,500
StartEngine	$21,000
Producer	$15,000
SFX	$13,500
Insurance	$13,000
Writer/Director	$10,000
Contingency	$10,000
Marketing	$10,000
Unit Production Manager	$7,200
Casting Agent	$5,000
Accounting	$5,000
Total	$374,100

Although we can use some of the budget for marketing and growing awareness and attracting named talent to the production, we would require the full amount of the budget in order to begin production on Cryptid. Our focus is using the money raised through this offering as seed money in order to raise the remainder of the budget through debt financing with a financial institution or investor, tax credits from the state of the production location, additional matched funds from connections to other private investors, as well as pre-sales to distribution companies to multiple territories around the globe.

Financial Milestones

The company is dedicated to a single goal of producing and released the film "Cryptid." We expect revenues will not be generated until either its expected purchasing of its rights in 4th quarter 2018, or its subsequent release in the 1st quarter of 2019. This can be done by attending several film markets around the country that specifically looks for films of this kind, to purchase the domestic rights for distribution, and obtain a Minimum Guarantee of the amount of the budget of the film ($374,100) .The first major one is American Film Market in November of 2018, which is our first opportunity to make a deal to recoup the budget of the film, and investor returns. If purchased, there is a chance it could receive a theatrical release which would potentially generate additional returns upon its release in the 1st quarter of 2019. If not released at the box office, it will be sold through VOD, cable, and DVD formats generating revenue on a per view basis. Beyond domestic, the international rights can be sold off in a territory by territory basis.

Below are the calculated projections, based on the business plan created by industry producer Rob Margolies for what's expected to be made off of *"Cryptid"* from all domestic and foreign sales, territory-by-territory:

	Low Case	High Case
Oceania		
Australia/New Zealand	$18,000	$45,000
West Europe		
Benelux	$6,500	$17,000
French Speaking Europe & Canada	$32,500	$86,000
German speaking Europe	$70,000	$145,000
Italy	$30,000	$67,500
Portugal	$6,000	$15,000
Scandinavia	$9,000	$25,000
Spain	$28,000	$67,500
UK & Ireland	$75,000	$150,000
Other		
Israel	$4,500	$10,000
Greece	$4,000	$10,000
Turkey	$6,000	$17,500
South Africa	$20,000	$50,000
Middle East	$20,000	$45,000

Asia		
China	$18,000	$40,000
Hong Kong	$25,000	$60,000
India	$22,500	$55,000
Indonesia	$12,000	$25,000
Philippines	$9,000	$20,000
Singapore	$10,000	$22,000
South Korea	$12,000	$27,500
Taiwan	$7,500	$17,500
Thailand	$8,500	$19,000
Japan	$60,000	$130,000
Latin America		
Argentina, Para, Urg, Chile	$20,000	$40,000
Colombia	$12,000	$25,000
Mexico	$20,000	$45,000
Peru	$12,000	$24,000
Venezuela	$10,000	$20,000
Brazil	$25,000	$55,000
East Europe		
CIS	$12,500	$26,000

Czech	$12,500	$26,000
Croatia	$6,000	$12,000
Hungary	$7,000	$15,000
Poland	$9,000	$17,500
Romania	$7,000	$15,000
TOTAL	$667,000	$1,487,000

We believe, given our sales projections and contacts, the company will generate positive net income by the beginning of 2021. With profit sharing revenue to continue for the next 10 to 20 years. We forecast (but do not guarantee) gross revenues of $1.8 million over a five year period after release.

Liquidity and Capital Resources

The company was formed in September, has no assets (other than the proceeds of this offering described below) or liabilities, nor is it either generating or losing money in its present state. Funding is required to commence and complete production and marketing the motion picture. As of August 20, 2018, the company has successfully raised net proceeds of $88,321.84 in this offering. We will likely seek to continue to raise capital through crowdfunding offerings, equity or debt issuances, or any other method available to the company not to exceed the gross proceeds amount of $374,100. All such funds to be used for production and marketing of the motion picture. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 18 months without revenue generation.

With both the minimum and maximum raise outlined in this offering, it will allow us to use that to seek additional forms of financing to reach the full production budget of what is needed to make and market the film; be it debt financing from banks, tax credits from a state film fund, the attraction of talent to raise the status of the film, pre-sales in the international market, and matching funds for other potential investors.

The minimum amount requires much more of these other funding streams, whereas the maximum raise would allow us the flexibility to use only one or two of these methods.

The Company has no commitments for any current raises of capital. The Company will continue to raise capital based on future needs after this offering is complete in order to get to the total raise of $374,100 (the production budget of the film). These methods outlined above include:

- Seeking out debt financing from a bank utilizing tax credits, or pre-sales as collateral.
- Bringing on board other industry executive producers who can match and bring additional resources to the production through private investments.
- Signing and attaching named talent that will elevate the status of the film to reach a larger audience thereby increasing the value of the film, opening the door for pre-sales through sales agents and distribution Minimum Guarantees.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$100,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the board as to what would be fair market value. It is based on the cost of producing and marketing the motion picture.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000	$374,100

Less: Offering Expenses

StartEngine Fees (6% total fee)	$600	$6420	$22,446
Net Proceeds	$9,400	$100,580	$351,654
Use of Net Proceeds:			
Legal Fees	$2,000	$4,000	$5,000
Marketing	$7,400	$10,000	$10,000
Hire key personnel (Sales rep, Exe Producer, Casting Dir., etc...) for development and network expansion	$0	$25,000	$25,000
Held to obtain rest of budget from outside connections	$0	$61,580	
Used for production expenses as per listed budget (minus fees listed above)			$311,654
Total Use of Net Proceeds	$9,400	$39,000	$351,654

As of August 20, 2018, we have raised net proceeds of $88,321.84 in this offering through Regulation Crowdfunding, exceeding our initial minimum target raise of $10,000.00.

We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6.0% on all funds raised.

If we do not raise funding in excess of $107,000, some of the money will be used to advertise the offering, and the rest as proof of concept to attract high net worth individuals as investors.

- Leverage further advertising, broadening the target audience listed above.
- Third party consultants to increase the reach of the campaign.
- Keep the majority of the funds in reserve for use in the production of the movie.
- Demonstrate proof-of-concept to secure name talent for roles in the movie.
- Hire key personnel (Sales Agent, Casting Director, Production Attorney, Executive Producer, Line Producer, etc...) to expand our network and to obtain

pre-sales and distribution deals.

If we raise 107,000- $374,100. This completes Phase 1 and we will move into creating a film package to attract private investors, pre-sales, minimums guarantees, debt financing, and/or tax rebates in order to secure remaining amount to reach the full budget for production.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at "www.cryptidmovie.com/annual.htm". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Cryptid LLC

[See attached]

Cryptid LLC
A Delaware Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2017

CRYPTID, LLC

TABLE OF CONTENTS



To the Members of
Cryptid LLC
Newark, Delaware

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Cryptid LLC (Delaware limited liability company), which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in members' equity (deficit), and cash flows for the period from September 5, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
August 7, 2018

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

CRYPTID LLC
BALANCE SHEET (UNAUDITED)
As of December 31, 2017

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Liabilities	$	-
Total Members' Equity (Deficit)		-
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-2-

CRYPTID LLC
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from September 5, 2017 (inception) to December 31, 2017

Net revenues	$	-
Cost of net revenues		-
Gross profit		-
Operating Expenses:		
General & administative		-
Sales & marketing		-
Research & development		-
Total Operating Expenses		-
Income from operations		-
Net income	$	-

CRYPTID LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT) (UNAUDITED)
For the period from September 5, 2017 (inception) to December 31, 2017

	Total Members' Equity/(Deficit)
Balance at September 5, 2017 (inception)	$ -
Capital contributions	-
Net income	-
Balance at December 31, 2017	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-4-

CRYPTID LLC
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from September 5, 2017 (inception) to December 31, 2017

Cash Flows From Operating Activities		
Net Income	$	-
Net Cash Provided By Operating Activities		-
Cash Flows From Financing Activities		
Proceeds from capital contributions		-
Net Cash Provided By Financing Activities		-
Net Change In Cash		-
Cash at Beginning of Period		-
Cash at End of Period	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-5-

CRYPTID LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and for the period then ended

NOTE 1: NATURE OF OPERATIONS

Cryptid LLC (the "Company"), is a limited liability company organized September 5, 2017 under the laws of Delaware. The Company is producing and marketing a motion picture product by the name of "Cryptid." The Company will be managing all aspects of production from pre-production to delivery to distribution.

As of December 31, 2017, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation and development activities. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2017.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: MEMBERS' EQUITY (DEFICIT)

The Company has authorized 4,741 membership units, with membership units designated as 1,000 managing membership units and 3,741 non-managing membership units. Non-managing membership units have limited rights, and do not have voting rights.

The Company's capital distributions of its net profits after paying expenses, loans, and other required disbursements are distributed first to the recoupment of the non-managing members' capital contributions until 120% of the non-managing members' capital contributions has been repaid, and then thereafter allocated 50% to the managing members and 50% to the non-managing members.

As of December 31, 2017, 1,000 managing membership units and 0 non-managing membership units were issued and outstanding.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 7, 2018 the date the financial statements were available to be issued. Based on the evaluation, no material events were identified which require adjustment or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Cryptid is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

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$107,000.00+
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$100.00 minimum investment

CRYPTID

Cryptid

Produce a Horror Feature Film

Small OPO · Brooklyn, NY · Film & Video · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Want to be part of an old school creature feature?

CRYPTID

CRYPTID
AN OLD SCHOOL CREATURE FEATURE



What do we mean by "***old school***"?

We mean practical, we mean real, tangible effects, like the horror movies of the 70's and 80's. The terrifying ones before all the CGI fake stuff.

Now with the passing of the JOBS Act, and the continued financial success of horror films in the market, we felt this is the perfect time for this offering.

Horror movies are thriving. A genre that used to be relegated to the fringe has now more than tripled their market share in the last three years.
(Source: The Numbers)

In the past, there was no great or easy way for most people to be able to invest in films. You either had to know somebody, be wealthy enough to be an accredited investor (*have a net worth of at least $1,000,000, or have income at least $200,000/year*), or donate your money to a random Kickstarter project, which gets you nothing in return but maybe a credit, a tee shirt, or some other random thing.

Well, now, anyone can invest as little as $100 and own a piece of movie history. That's right, *history*. **No full length narrative feature horror film has ever offered equity to the general public in this manner.** *(That we are aware of).* We are opening the door to anyone who wants to be an integral part of this magical process of filmmaking.

Short Term Goal:

1. Produce an amazing horror film in 2018 called "*Cryptid*"
2. Get it ready for sale at the American FIlm Market in November 2018
3. Secure a Minimum Guarantee with a reputable distribution company.

Long Term Goal:

1. Secure a revenue stream through digital distribution to provide investors with returns for decades to come.

All this with the intention of attaining profitability in less than three years.

But let's not get ahead of ourselves. Let's talk about the horror film we want to make with you. Caution, it might be scary, not to worry though, let's hold virtual hands and get through it together...



Brass Tacks

What kind of Investment is this?



Recoupment Process
+ Investment $
- Production / Post Production of
CRYPTID
+ Revenue Returns
Box Office
Video on Demand
Domestic Acquistion
International Sales
Television
Cable
Digital Platforms
(Netflix, Hulu, Amazon)
- Distribution Fees
and Deferred Payments

Investment type: Non-Managing Membership Units

$100 per Non-Managing Membership Unit | When you invest you are betting the company's future value will exceed $474,100

For investors, all of the adjusted gross profits* go to you first, before any producers, actors, director, etc, sees any returns.

Once every investor has been paid back 120% of their investment, then all net profits will be divided into two profit pools, each equal to 50%. One pool will be for investors to share pro-rata, pari passu with all other investors against the full budget of the film. The other pool will go to the producers (actors, director, writer, etc.).

This type of revenue sharing of profit occurs in perpetuity. Potentially allowing returns for the next 20 or 30 years, or beyond

allowing returns for the next 20 or 30 years, or beyond.



ADJUSTED GROSS PROFIT FROM
CRYPTID
PAID TO INVESTORS
120% OF INITAL INVESTMENT
$ REMAINING PROFITS $
50% PAID TO INVESTOR POOL
50% PAID TO PRODUCERS

Minimum Investment: $100
Security Type: Non-Managing Membership Units
Round Size: Min: $10,000; Max: $374,100
Pre-recoupment: Investors will retain 100% of the Company's ("Cryptid LLC") adjusted gross profits* up to the repayment amount of 100% of their investment, plus an additional 20% bonus, then a prorated share of 50% of remaining (net) profits.

**gross profits allocated subject to terms of Cryptid LLC Operating Agreement attached as an Exhibit to the Offering Document below.*

A Growing Need

Where are all the good creature features?







Photo: JAWS (1975), Alien (1979), Dog Soldiers (2002)

As a whole, the digital filmmaking industry has helped horror films immensely. Allowing lower budgets to produce higher quality products while steering clear of the watering down that can occur from big studios. This has been a great thing, as we believe independent horror tends to have the best and freshest takes on the genre.

However, what we think has gotten lost are the great creature features.

We love them, but we can't find them! To be fair, there have been a few recent ones that we think are great (*we're looking at you "Dog Soldiers", "Attack the Block", and "Rogue"*). Unfortunately, though, they were far more common years ago. They took interesting characters and weaved them into a captivating story which relished pitting unsuspecting humans against a perversion of either nature or science in a battle of wits and/or strength. Not anymore.

The ones that do come out now we feel are too silly, with flat characters, over-reliant on CGI and digital effects, and are too quick to show you what a computer can do.

We think the heart and soul of a great creature feature is one that focuses on characters, and story. Then teases you into thinking about what it could be, and brings you along slowly until the fear and tension are at its peak to finally show its hand. A terrifying drama, in other words.

That's where "*Cryptid*" comes in.

The Story

"Its a little bit mystery, a little bit redemption character piece, and a little bit of creature carnage"



CRYPTID

"Cryptid" is the quintessential creature feature throwback. We say throwback, but truth be told, it's not a complete throwback, as in the 50's sense. It's more like a seventies or eighties throwback.

Films like "*Alien*", "*JAWS*", and "*The Thing*", those kinds of throwbacks, the classics!

The story centers on a slacker journalist, named Max, who discovers that a series of grisly animal attacks in his sleepy little town of Maine is not what it first appears to be. Certain the authorities are on the wrong track, he takes it upon himself, along with his photographer partner Harriet, to uncover the mystery behind these gruesome killings before it's too late.

It's *"JAWS"* meets *"Zodiac"*: A little bit mystery, a little bit of a redemptive character piece, and a little bit of creature carnage. It is the Triforce of horror films.

We put together a proof-of-concept first scene of the film to give you a taste of the movie we can make together.

"Why Horror?"

Director's Statement



smitelli.com

Photo: The Killing of Jacob Marr (2010)

"Horror movies will always have a firm hold on the watershed moments in my life. From the first time I saw a giant shark fly out of the water, I was hooked. As a natural extension from a kid watching adventure films and transitioning to more adult drama films, horror films allowed for that mysterious unknown element that branches off ever so slightly from reality. The faceless unstoppable killer, the talking doll, the stalking alien on a ship, all exposed me to elements beyond the everyday reality of life.

Fear was a huge catalyst for me,and horror movies allowed me to experience fear in the best way possible, from the safety of my living room. These movies I watched, transformed the ordinary and made it something surreal and terrifying. Turning normal shapes and shadows on my bedroom wall into the endless depths of a boy's expanding imagination."

- ***Brad Rego (writer/director/producer)***

History of Us

What else have we done?






First, a quick bit about us before we talk about the investment. The production company for this film is based out of Brooklyn, NY by the name of 221 Films, Inc.

221 Films, Inc has released a variety of festival shorts as well as two feature films, written and directed by Brad Rego, under its production banner. The company specializes in producing films in the horror, sci-fi, and action genre. The last feature of which, *"The Killing of Jacob Marr"*, won multiple awards including Best Directed and can be viewed on a variety of platforms, such as **Amazon Prime**. Here is a review from Aint it Cool News.

The focus of the company is to tell compelling, tension building, scary stories that are marketable in the independent film world. We believe in making great movies, that are also scary as hell. We also believe that's what audiences want and are willing pay money for, a genuinely compelling film that frightens them.

To boil it down to a simple mission statement:

We believe in story over special effects, characters over stereotypes, and tension over gore.

(Not to say we don't love blood and carnage, we just like tension a little bit more.)

Aside from the films produced by 221 Films, Inc, Brad Rego works as a freelance cinematographer in the industry, and has shot feature films, commercials, and documentaries, as well as shooting for shows on TLC, PBS, Hulu, and the DIY network.

Previous 221 Films, Inc Releases






Boundaries
- Accepted in the NY Shorts Film Festival.
- Available on Amazon Prime.

The Assemblage of the Crystal Sphere
- Accepted into the NY Independent Features Film Festival.
- Distributed on Netflix DVD, Amazon Prime & DVD, and Hastings.
- Surpassed its investment in less than 2 years.

The Killing of Jacob Marr
- Won Best Director, Cinematographer, Composer, and Special Effects.
- Distributed on Amazon Prime Worldwide, TubiTV, Comcast XFinity StreamPix, UDU Digital, and Roku.
- On pace to surpass investment in less than 4 years of distribution.

Cabin 11
- Won "Best Supernatural Short" Award at Atlanta Horror Film Festival
- Pending several festivals

"Where is this money going?"

Budgets, stretch goals, and creatures suits...

Ok, let's get into the nitty gritty of this investment. You'll notice in the budget breakdown below that it is more than what we have listed for this round of funding.

The reason for this is we want this to be a great creature feature among the pantheon of great creature features. That said, the budget needed to fully complete this film is $374,100. That budget includes everything during the **production** (*cast, crew, housing, food, transportation, props, creature suit, equipment, etc...*) and **post** (*editing, composing, coloring, mixing, etc...*), as well as obtaining **two named actors in the cast** (o*ne for the main character of Max the journalist, and one for the supporting role of the town sheriff, Charlie*) .

All things considered, it's a pretty low budget for a feature film, but one that we feel will allow us to make the best movie we can, while still stretching our dollars as far as they will go.

However, our initial intention here is to just raise the first $107k of starting funds. Once we have that, we can start hiring financial personnel *(such as Sales Agents, Distribution Representatives, Executive Producers, etc...*), and by adding these people to our team now, we will be able to build with an eye towards distribution from **DAY ONE.** This allows us to cast the film based on art/commerce, and utilize International/Domestic Reps recommendations. Doing this and combined with our existing industry connections we will look to obtain matching funds, as well as international pre-sales, and debt financing to cover the rest of the budget.

First goal: If we get the full $107k, and there is still time on the campaign, we will expand the campaign and lessen the amount of the investments needed in the other areas. The more we can get from this campaign, the more leverage and flexibility we have when dealing with the other methods.

Our stretch goal: If we are able to raise more funds then $374,100, we will use the additional funds and work with our sales agent to obtain additional named actors for the cast to increase the films projected profitability and exposure.

Regardless of where this campaign ends up. It's important to note that every penny raised for this production, will end up on screen and go towards

making this film the best it can possibly be.



Producer: 4%
Casting Agent: 1%
Writer/Director: 3%
Unit Production Manager: 2%
SFX: 4%
Marketing: 3%
Cast: 18%
StartEngine: 6%
Contingency: 3%
Accounting: 1%
Insurance: 3%
Post Production: 12%
Production: 40%

Budget Breakdown

Production	$155,200
Cast	$65,700
Post Production	$43,500
StartEngine	$21,000
Producer	$15,000
SFX	$13,500
Insurance	$13,000
Writer/Director	$10,000
Contingency	$10,000
Marketing	$10,000
Unit Production Manager	$7,200
Casting Agent	$5,000
Accounting	$5,000
Total	$374,100

Distribution

Domestic

Film Festival Targets:

- Sundance (late January)...
- Berlin (early February)...
- South By Southwest (mid March)...
- TriBeca (mid April)...
- Cannes (mid May)...
- Telluride (mid August)...
- Venice (late August)...
- Toronto (mid September)...
- New York Film Festival (late September)...

Once *"Cryptid"* is completed, the first step of the plan is to get accepted into a variety of top tier film festivals, which will grow its exposure.

However, regardless of where the World Premiere is, by bringing a sales agent and distribution representative on board during pre-production, those relationships will allow us to hit the ground running with a goal to obtain at least $374,100, as a minimum guarantee (MG) for the Domestic rights to the movie.

Selling these licensing rights will provide maximum exposure to revenue through a variety of video-on-demand platforms such as Netflix, Amazon Prime, Hulu, iTunes, and Cable providers, as well as possible Box Office and DVD/Blu-Ray.

International

Additionally, we will also be looking to partner up with a Foreign Sales Agent to market and sell the movie internationally, territory-by-territory, at the many film markets and conventions held throughout the year. These markets and conventions take place in various cities (Cannes, France, Berlin, Germany, Santa Monica, California, etc.) around the world, where buyers from 39 non-US countries seek to purchase the rights to independently produced movies such as *"Cryptid"*.

Sales Projections

Below are the calculated projections, based on the business plan created by industry producer Rob Margolies for what's expected to be made off of *"Cryptid"* from all domestic and foreign sales.

All projections are under the assumption of no Minimum Guarantee. If an MG is attained, the numbers could potentially be much higher.

Projected Sales Low Case



Low Case Foreign Sales $667,000.00
Low Case Domestic Sales $387,000.00
Sales Subtotal w/o Fees $1,054,000.00
Foreign Sales Expenses: $60,000.00
Domestic Sales Expenses: $100,000.00
Foreign Sales Agent Commission Fee (20% Foreign Sales): $133,400.00
Adjusted Gross Proceeds (Low Case): $683,200.00
Domestic Distributor Commission Fee (20% Domestic Sales): $77,400.00

$683,200 in adjusted gross proceeds within five years in the low-case scenario. *(82.62% ROI)*

Adjusted Gross Proceeds goes directly to investors first.

Projected Sales High Case



High Case Foreign Sales $1,487,000.00
High Case Domestic Sales $964,000.00
Sales Subtotal w/o Fees $2,451,000.00
Foreign Sales Expenses: $60,000.00
Domestic Sales Expenses: $100,000.00
Foreign Sales Agent Commission Fee (20% Foreign Sales): $297,400.00
Adjusted Gross Proceeds (High Case): $1,800,800.00
Domestic Distributor Commission Fee (20% Domestic Sales): $192,800.00

$1,800,800.00 in adjusted gross proceeds within five years in the high-case scenario. *(381.36% ROI)*

Adjusted Gross Proceeds goes directly to investors first.

"And what do I get again for investing?"

Simple, you'll get an equity stake in the company Cryptid, LLC (*As Non-Managing Membership Units, see Terms section*). **It's only purpose is to make and market the motion picture *"Cryptid"* and to derive revenue from that intellectual property.** The revenue generated by this film, will grant you a return on said investment plus 20%, and then once paid back, as a profit sharing revenue stream forever.

Not to mention, you will be part of the crew! Enjoy weekly updates and track your investment from the first table read through production, post, marketing, and sales. You'll be there to experience it all.

But wait there's more!

We also have a list of exclusive Perks that investing in this campaign here will grant you that you can't get anywhere else. Depending on the investment amount, that could be behind the scenes sneak peeks, invitations to the set while filming, producer credits, meeting the cast, or entry into private screenings of the premiere. *(See the below Perks for more details)*

"...but seriously, why horror?"

Horror movies are on the rise

If the recent success of movies like *"It"*, *"Get Out"*, or *"It Follows"* surprises

Box Office History for Horror

Ticket Sales and Market Share by Year

you, it shouldn't, because horror films have been the most bankable films, in terms of return on investment, <u>in movie history.</u>

Let's look at that statement in more detail.

Out of the 20 most profitable movies of all time, based on return on investment, 10 of them have been horror. **That's 50% of the movies that have returned the most money to investors**.

Also, within the last few years, horror films have experienced a greater surge at the box office, capturing a greater piece of the overall pie. So much so that the market share for horror films has increased from 2.46% in 2014 to 10.96% currently in 2017.
(Source: The Numbers)

One reason for this is the budgets for horror films tend to be much smaller versus other types of films. It won't capture the giant headlines of the latest Marvel movie, but it doesn't have to. A typical studio movie will have a 200 million dollar budget with at least that much on top for marketing costs. <u>It would need 400 million just to break even!</u> **With *"Cryptid"*, however, its performance level can be much lower while still returning a higher percentage to you**.

Another reason is horror fans have a real appetite for independent horror films. They are driven to these type of films constantly. Movies like "*Blair Witch*", "*Paranormal Activity*", "*The Babadook*", or "*It Follows*" were produced outside the studio system, but because of horror fans seeking out these lower budget films, they were able to get a mass release for maximum dollars.



Note: Figures for 2017 are at an annualized rate.

Most Profitable Movies, Based on Return on Investment

Release Date	Movie	Approx. Profit	Production Budget	RoI
1 9/25/2009	Paranormal Activity	$89,352,005	$450,000	19,756%
2 7/10/2015	The Gallows	$6,926,848	$100,000	6,827%
3 1/6/2012	The Devil Inside	$37,380,350	$1,000,000	3,638%
4 2/5/1953	Peter Pan	$140,289,487	$4,000,000	3,407%
5 3/21/2014	God's Not Dead	$36,058,508	$1,150,000	3,036%
6 6/16/1978	Grease	$186,616,544	$6,000,000	3,010%
7 5/25/1977	Star Wars Ep. IV: A New Hope	$324,236,630	$11,000,000	2,848%
8 10/20/2010	Paranormal Activity 2	$77,144,539	$3,000,000	2,471%
9 4/1/2011	Insidious	$34,954,510	$1,500,000	2,230%
10 1/1/1946	It's a Wonderful Life	$69,761,862	$3,180,000	2,094%
11 12/15/1974	Young Frankenstein	$58,144,052	$2,800,000	1,977%
12 1/20/2017	Split	$102,276,330	$5,000,000	1,946%
13 10/23/1992	Reservoir Dogs	$22,452,279	$1,200,000	1,771%
14 6/20/1975	Jaws	$224,403,149	$12,000,000	1,770%
15 11/13/1991	Beauty and the Beast	$331,022,401	$20,000,000	1,555%
16 8/28/2015	War Room	$48,992,978	$3,000,000	1,533%
17 2/24/2017	Get Out	$80,482,284	$5,000,000	1,510%
18 10/3/2014	Annabelle	$102,045,939	$6,500,000	1,470%
19 4/17/2015	Unfriended	$13,566,821	$1,000,000	1,257%
20 11/26/2010	The King's Speech	$196,639,990	$15,000,000	1,211%

Note: The profit and loss figures are very rough estimates based on domestic and international box office earnings and domestic video sales, extrapolated to estimate worldwide income to the studio, after deducting retail costs. Estimated expenses are based on the domestic theatrical distribution pattern of the film. More detailed financial analysis of films is available through our research services.

Source: The Numbers - Market Share

Source: The Numbers - Profitable

Home Media and Entertainment Market

"The U.S. M&E market, which represents a third of the global industry, is the largest M&E market worldwide. The U.S. industry is expected to reach $804 billion by 2021, according to the Entertainment & Media Outlook by PriceWaterhouseCoopers (PwC)."
(Source: Select USA)

"Overall video entertainment spend is set to rise to $280 billion by 2020, with a CAGR of 3%. In 2016, pay-TV accounted for 86% of global video entertainment spend with the pay-TV share of the market to remain stable as growth is in-line with spending on both physical and digital home video. SVoD was the standout performer of 2016 and momentum is expected to continue well past 2020"
-Tristan Veale, Market Analyst at Futuresource Consulting
(Source: Future Source Consulting)

Electronic home video revenue worldwide from 2015 to 2019, by source (in billion U.S. dollars)



Source: Statista

Consumer spending on digital home entertainment in the United States from 2012 to 2016, by type (in billion U.S. dollars)



Source: Statista

Competition

Whoa, whoa, did you say "creature suit"?







We believe our ace in the hole is a good ole' fashioned scary creature. That's predicated on using practical effects wherever possible. **This means a person in a real monster suit.**

Sadly, that's rarely done anymore!

That's why our talented Special FX team will create a custom suit on an actor, which will allow that person to "become" the creature and interact in a real sense with the other victims, er...I mean cast, creating **a little bit of old-school creature workshopping.**

Combine that with an engaging story and we believe this attention to detail and craftsmanship sets us apart from the competition.

Photo: American Werewolf in London (1981), JAWS (1975), Alien (1979)

Perks

In addition to getting equity in Cryptid LLC, we also have a set of Perks depending on your total investment in our company.

- **$100+ Exclusive** behind-the-scenes peek via email updates during production.
- **$500+** Receive a "Special Thanks" credit in the film, as well as on IMDB. Includes all previous perks.
- **$750+** Take part in an **exclusive** live Q&A with the writer/director. Includes all previous perks.
- **$1,000+** A personalized *"Cryptid"* postcard to you, **signed by the cast, director, and producer**. Includes all previous perks.
- **$2,000+** Receive one of the props actually used in the film. Could be a fake bloody arm, a fake gun, fake newspaper, etc... We'll give you some options.... **See the movie with the cast and crew!** One ticket to the premiere in New York City. (Time and date TBD.) You'll have to provide your own travel and accommodations.   Includes all previous perks.
- **$5,000+** Receive a piece of the creature suit. **Could be a clawed hand or foot, leg, or head from the actual suit created** for and used in the film. (Limited availability).Signed by the creator, if desired. Includes all previous perks.
- **$10,000+** "Associate Producer" credit on screen and on IMDB. **See the movie with the cast and crew!** Two tickets to the premiere in New York City. (Time and date TBD.) You'll have to provide your own travel and accommodations. Includes all previous perks.
- **$25,000+** "Co-Executive Producer" credit on screen and on IMDB. **Visit the set while we're filming!** You and a guest get to meet the cast and crew and hang out. (Filming date/location TBD.) Four tickets to the premiere in New York City. (Time and date TBD.) **Name a character in the movie**, and it will be said in the film. It could be your name or a name of your choosing. We get to choose the character and to approve the final name though. Includes all previous perks.

*All perks occur after the offering is completed

You are investing in equity in this offering. Perks are meant to be a "thank you" from the company for investing, and to provide you with an experience not available to the general public. If you qualify for a perk that can only be fulfilled by being at a certain place on a certain date (visiting the set, coming to the premiere, etc.), and you cannot make that time and place, we regret that we cannot change our schedule to accommodate any investor -- you'll have to forego that perk.

All investors receive the same pro rata share of the revenue whether or not they claim a perk.

FAQ

Isn't CGI better?

Listen, CGI is incredible. No one is denying that. It has made things possible on film that just wasn't before. I don't want to give the impression that CGI is some sort of bad thing. It's just that, in a horror movie, we think it's kind of a bad thing. It becomes a crutch. Many times when the creature in question is CGI it creates a disconnect with the audience. Whether it doesn't look real, or it's shown too much, the effect is lost. We think too much time on computers, not enough time on the characters, story, and suspense. Certainly, there are exceptions to the rule, but think about *JAWS*, or the original *Alien* movie. Other than in the last five minutes of the film, you never see the creature head to toe. Only parts of it are shown. That mystery allows the audience to fill in the gaps and create something that is uniquely terrifying to them.

Why invest in this horror movie over another?

Well, not only do we love horror films, we also believe we have a unique voice in horror. We aren't looking for plug and play stereotypical disposable characters into standard horror situations. We strive to make a good quality film, with a compelling story, and characters that we care about. But we also have the experience to bring the film to the market. Something we have done twice. We think this combination makes us a solid investment.

What's the difference between equity crowdfunding and Kickstarter or Indiegogo?

In our opinion, it's HUGE! Kickstarter and Indiegogo are great platforms, and help so many people get creative projects done. However, at the end of the day they are still asking people for donations without any sort of monetary return. There is no pressure on the project owner to complete anything because the transaction is done. What's more is, if the project is successful, the owner is the only one that benefits, and everything goes back to them. The people who funded the project in the first place, get nothing but a few items of thanks, and that's it! What I love about equity crowdfunding, is you as an investor get to own a piece of the film, and be a part of its success. If it makes money, so do you. It's a great way to make us all pull as a team to make this as successful as it possibly can be.

Why have I not seen this type of fundraising for films before?

Short answer is because this just became legal in 2016. Once the JOBS ACT Regulation CF passed, it allowed for anyone to invest in an online offering such as this. Previously you needed to be accredited (*have a net worth of at least $1,000,000, or have income at least $200,000 each year*) to do it. However, since that passing, this method has been used almost exclusively for startup businesses. We just think that because every film is really its own startup, it's perfect for this too. Furthermore, there has only been two films that we know of that have successfully used this method. A horror film anthology called *"A Field Guide to Evil"*, and recently a Christmas movie on this site *"I'll Be Next Door for Christmas"*. That means if we reach our goal, this would be the first full narrative horror feature to fund this way...ever! It would be history in the making.

If the company only exists for this one film, what incentive is there to make a return?

Investors are the lifeblood of independent films. Without you, none of it happens. That's why, besides making a great film, our number one objective is to pay back our investors. The reason is simple, although Cryptid LLC only exists for this one film, this is not the only film we plan on making. There are a multitude of stories we want to tell, and if we want to do that, alienating investors is not going to get us anywhere. We are hoping to establish a relationship for years to come.

If the film is completed, what are the odds of me seeing a profit?

We wish we could lay out a hard number that you could bank on, but with a lot of investments, there are too many factors in order for us to speculate. We can say that given the trends of horror films in the market in general, and the modestness of the budget, we are in a good situation. We did have the project financially analyzed by the website Slated* , and they came back with an 87% chance the film would be financially successful.
Slated is a website that connects people and projects together. Think Linkedin, but strictly for film. Must be a member to view financial scores.

Where is this film to be shot?

Currently, we are looking at upstate New York, or Western Massachusetts. Since we are located in New York City, this gives us the ability to use our connections and to hire locally, while still getting the best talent. We are also planning on using state funded film tax credits from whichever state gives us the best deal.

What's the ratio of profit to how much I invest?

There are several factors at play here; trends in markets, release dates, cast obtained, etc..., but we hired industry producer Rob Margolies to create a business plan for us, and he was able to give us a series of projections given the type of movie we are making and the current climate. He gave us a low case scenario and a high case scenario of the returns we could see. The low case estimates a roughly 83% return on investment. So if that were to happen, and you were to invest $1,000, you would see a $1,830 return. The high case estimates 381%. Back to that same $1,000 investment, they are saying it could bring in as high as a $3,810. Furthermore, if a Minimum Guarantee is obtained, it would be a much higher profile film, and could see a higher profit than that.

What will the movie be rated?

It would be "R"

What happens if you don't raise the full money for the movie's budget?

Typically in raising money for an independent film, you rarely get all the money from one place. It tends to come from a variety of different sources to get the full amount. This is why we are seeking the starting funds here, the most difficult to obtain. Depending on how much we are able to raise here, we have a plan on how to move forward:

- $10k - 50k+ - Use part of the money to raise awareness of the equity fundraising campaign in order to let more investors learn of the opportunity while the campaign is still running. Use as a proof of concept to attract additional team members to expand our current network.

- $107k - With almost a third of the budget attained we can begin to use our connections to obtain matching funds to get us closer to the $374k. From there we can hire a sales agent and work on obtaining a cast that will give us solid exposure both nationally and internationally. This will allow us to get some pre-sales from several territories, which can be used as collateral for debt financing to obtain the rest.
- $374k - Without having to go out and make additional deals, this gives us the fastest way to begin the production on this film. With all the money in place we can hire the entire cast and crew, secure locations and permits, and start filming earlier than expected, which means a faster return.

How long will the film take to shoot?
We estimate approximately 28 days of shooting, and 3-5 months of post-production.

How long until I see my first return?
Unfortunately, there is no way to be 100% sure, but with the timeline we have laid out, we expect to begin selling the rights by November of 2018, the first film market available after the movie is in its final stages. If a Minimum Guarantee is obtained then it could be as soon as Q1 of 2019 (one year after filming starts) , otherwise the first return would most likely be in Q3 of 2019.

Have more questions, send us a message!



CRYPTID

April 2005

Cryptid Script was written

The first draft of Cryptid was completed on this date, originally titled "Rain Dance"

March 2015

Cryptid picked up by 221 FIlms, Inc

After several drafts and a changed title to "Cryptid", it was picked by the production company 221 FIlms, Inc to be produced as its next feature horror film. A business plan was created.

September 2015

Slated rates the script 87 out of 100 in financial analysis

Slated.com gave the script a 87% likelihood of a financial success

September 2017

CRYPTID

Cryptid LLC was born!

The company was officially started

May 2018

Begin shooting Cryptid

Shooting begins for roughly 28 days. (ANTICIPATED)

July 2018

Post Production Begins

Editing, adding music, and finalizing it. (ANTICIPATED)

November 2018

The first film market

Attending the first film market to sell the film if no MG is in place. (ANTICIPATED)

February 2019

CRYPTID

Release the film

(ANTICIPATED)

Meet Our Team



Brad Rego
Writer/Director/Producer - Managing Member

Brad Rego has created a variety of content. He has directed five different short films that have gone to festivals and three feature fiims, two of which secured distribution on a global platform. His latest horror feature, "The Killing of Jacob Marr" was released in October 2010. It has since gotten rave reviews at leading independent movie sites, like "Ain't It Cool News" and is currently available on a multitude of VOD platforms such as Amazon Prime, IndieReign, Comcast Xfinity StreamPix, and Cinecliq. Founder and President of 221 FIlms, Inc for the last 8 years, and is the President and managing member of Cryptid, LLC. In between directing films, he works as a freelance cinematographer and has shot feature films, commercials, and documentaries as well as shooting for shows on TLC, PBS, Hulu, and the DIY network. http://www.imdb.com/name/nm1351636









Kevin Provost

Director of Photography

Kevin has been working as a cinematographer for a variety of shows, networks, and films for the past 10 years. Applying his acquired skills , received both nationally and internationally, as well as his knowledge and expertise, is integral to bringing Cryptid to life.

Gina Zdanowicz

Composer

As the founder of Serial Lab Studios, Gina has been composing music and creating sound effects for over 10 years. Gina received a 2014 Day Time Emmy Award Nomination for her work with Nickelodeon. Her score for the Killing of Jacob Marr was awarded Best Soundtrack and her OST for Legend of Fat Ninja was Nominated for Best Soundtrack by Best App Ever Awards 2012 and G.A.N.G (Game Audio Network Guild) awards. Her unique sound can be heard across multiple platforms on over 85 game titles and her film scores have premiered at film festivals throughout the world and on TV networks such as Comedy Central and Nickelodeon

Peter Morris

Executive Producer

Peter has been working as a noted attorney in New York City for over 35 years. GIven his professional and personal standing it has allowed him to establish a myriad of connections throughout the entertainment industry.

Offering Summary

Maximum 3,741 Non-Managing Membership Units ($374,100)

Minimum 100 Non-Managing Membership Units ($10,000)

Company	Cryptid LLC
Corporate Address	130 Bay Ridge Parkway APT 2D, Brooklyn, NY 11209
Description of Business	Manage, produce, and market a feature motion picture
Type of Security Offered	Non-Managing Membership Units
Purchase Price of Security Offered	$100
Minimum Investment Amount (per investor)	$100

Recoupment: Investors will retain 100% of the Company's ("Cryptid LLC") adjusted gross profits* up to the repayment amount of 100% of their investment, plus an additional 20% bonus, then a prorated share of 50% of remaining (net) profits.

**gross profits allocated subject to terms of Cryptid LLC Operating Agreement*

Perks**

- **$100+** Exclusive behind-the-scenes peek via email updates during production.
- **$500+** Receive a "Special Thanks" credit in the film, as well as on IMDB.
- **$750+** Take part in an **exclusive** live Q&A with the writer/director.
- **$1,000+** A personalized Cryptid postcard to you, signed by the cast, director, and producer. Includes all previous perks.
- **$2,000+** Receive one of the props actually used in the film. Could be a fake bloody arm, a fake gun, fake newspaper, etc... We'll give you some options.... **See the movie with the cast and crew!** One ticket to the premiere in New York City. (Time and date TBD). You'll have to provide your own travel and accommodations. Includes all previous perks.
- $**5,000+** Receive a piece of the creature suit. **Could be a clawed hand or foot, leg, or head from the actual suit created** for and used in the film. (Limited availability).Signed by the creator, if desired. Includes all previous perks.
- **$10,000+** "Associate Producer" credit on screen and on IMDB. **See the movie with the cast and crew!** Two tickets to the premiere in New York City. (Time and date TBD.) You'll have to provide your own travel and accommodations. Includes all previous perks.
- **$25,000+ "**Co-Executive Producer" credit on screen and on IMDB. **Visit the set while we're filming!** You and a guest get to meet the cast and crew and hang out. (Filming date/location TBD.) Four tickets to the premiere in New York City. (Time and date TBD.) **Name a character in the movie, and it will be said in the film**. It could be your name or a name of your choosing. We get to choose the character and to approve the final name though. Includes all previous perks.

**All perks occur after the offering is completed

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A Video Update as We Near Our goal!

8 days ago

Hi everybody, I recorded a video update to talk about the amazing progress of the campaign. When I recorded it earlier today we were actually further away then we are now, so forgive my statement of being "a few thousand away from our goal."



In case you would rather read than watch, here is the basic outline of what I talked about:

It has come to be that time where I get to make an announcement I have been waiting to make for eight months. Within the next few days, we should hit our goal to reach $107K in the campaign! That is nothing short of amazing and I only have the supporters, both the investors and people who championed it to others, to thank for backing this film and getting it to this point.

That being said, I wanted to take this moment to talk a little about where we are, what the plan is moving forward, and what to expect as we dive deeper into Phase 2 for this film.

Where we are currently:

As stated above, we are about to hit our max goal of $107k for Phase 1, basically raising the first third of the budget. By hitting this goal, we have assured that this movie WILL get made.

An important note here, StartEngine, unlike Kickstarter, stops taking investments once you hit the max goal and you can not get more, despite how much time is left on the clock.

As stated a few weeks ago, we have hired the consulting producer, Franco Sama, and have now started the process of Phase 2 (obtaining the remainder of the budget in order to begin filming).

Phase 2

Here is what to expect as we enter Phase 2. We have begun hiring the development team already, which consists of a sales agent, casting director, a line producer to start mapping out a shooting schedule, entertainment lawyer to draft the tax rebate documents and contracts, and a distribution rep.

It will take approximately two to three weeks to get all of the materials and the team together. Once completed and armed with a shooting schedule, budget, casting director, and sales agent, we will begin the process of locking in our main cast. Once locked in we will have the film "package" (budget, schedule, talent, pitchdeck, etc.) and can use the package for our consulting producer to shop the movie to his private investors, select distribution companies for pre-sales, and minimum guarantees. This will get us the remainder of the budget to begin filming and move us into Phase 3 (filming)

What to expect in the next few days

-

As mentioned before, we can not go above our max goal. This is problematic because we will have a lot of time with the campaign open, but locked, so anyone who wishes to come on board, can't. That being said, what we will do is raise the max goal to the final projected budget of the film ($374.1k). THIS CHANGES NOTHING. We are still in Phase 2 and will proceed just as planned after hitting our goal of $107k. We are doing this because rather than standing pat and locking everyone out, we are instead allowing for anyone who wants to come on board, while we move through Phase 2, can do so. Also, during the closing out of funds some investments may get voided in the process for various reasons, and so we want to make sure we are clearing enough at the end.

I just want to say again, regardless as to what the campaign gets beyond the $107k, the movie is moving forward. If we get more then the $107k, great, if not, still fine, doesn't change a thing. We are not moving the goals posts here. We just figured we might as well take advantage of working concurrently with Phase 2, to allow as many people to join as possible, as opposed to having a dormant campaign.

To that end, there will be an update posted within the next few days about this raising of the max goal. As a heads up, you may get an email asking you to reconfirm your investment, so keep an eye out.

Thank you again for being a part of this campaign, and please continue to ask questions in the comments section.

-Brad

Notice of Funds Disbursement

15 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Cryptid has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Cryptid be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Amazing Response!

23 days ago

After the announcement of bringing **Consulting Producer Franco Sama** on board, we have gotten a ton of new followers to the campaign. We currently sit at 452 followers, of which, 197 have invested so far.

That means we have 255 followers of the campaign that have not come on board yet.

The amazing thing about that is if every follower that has not invested yet, invested just the minimum, we would hit our goal!

Going forward, with Franco now on board, we are going to start the hiring process for a casting director, sales agent, distribution rep, line producer, etc...but we will still have to hit our goal for Franco to get the rest of the funds. That is the 30/70 deal we have with him. We bring the 30%, he finds the 70%.

So if you are following the campaign, but haven't joined us yet, don't be the horror movie victim that takes too long to start the car. We are sooo close, but we need your help to do it. Be the hero, start that car and go!

As usual, free feel to ask questions or leave a comment, and look for more updates to come!

Investor Dip

about 1 month ago

Hi Everyone,

Recently I have received a number of questions about a bit of a drop in our investors' pool. I have some additional information on why that happened.

When we performed our last extension (~June 29th) it automatically triggered an email to all investors that had not had funds transferred to escrow yet, to reconfirm their investment. On Monday, those that had not confirmed yet, were automatically voided out.

So, if you had invested within the last two months or so, and did not get a reconfirmation email around June 29th, **please check your investment status**. It's possible the email may have ended up in SPAM.

If your investment was voided out automatically, you must invest again to get your investor status back.

Apologies for the confusion, I would hate to see someone miss out on the film because they thought they were invested only to find out at the end it was canceled without their knowledge.

As always let me know if you have any questions in the comments section.

Exciting New Hire!

about 1 month ago

Hi Everyone,

The trip to LA was a very good one. I met with several people, including an amazing practical effects studio, and had a meeting at Universal Studios. While there I met with producer Franco Sama, who works on the Universal lot, and normally works with projects between 1-3 million, however, he liked what we are doing here with Cryptid and agreed to come on board! Therefore, we just signed a deal with him to come on as a Consulting Producer, where his job will be to find the remaining 70% of the budget once we hit our goal.

Franco has a long history in the business and has helped many projects get financed. He will also be connecting us with our casting directors, sales agents, and distribution reps in order to start lining everything up to begin filming, as well as setting up pre-sales opportunities, and distribution deals.

Here is some additional info about him:



Bio:

Independent feature film producer Franco Sama boasts a remarkable and extensive history in public speaking, public relations and a decade of independent film development, production and financing. Sama has Executive Produced an impressive array of over twenty (20) independent feature films including most notably, "Guns, Girls and Gambling" starring Academy Award Winner Gary Oldman, Christian Slater and Dane Cook which is quickly becoming a cult favorite; this film was released into theatres on December of 2012 and, in January 2013, acquired a worldwide distribution deal from Universal Pictures.

Other films Sama has produced include; "Black Limousine" starring David Arquette and Vivica Fox, "Tooth and Nail" starring Michael Madsen and Vinnie Jones, "Paid," starring Corbin Bernsen and Tom Conti and "The Penitent Man," starring "The Terminator's" Lance Henriksen. Sama also serves as Executive Producer on the film festival darling "Petunia" starring Thora Birch, Brittany Snow and Academy Award Winner Christine Lahti. Samaco Films released two films in 2015, the first, "The Livingston Gardner" stars James Kyson the beloved "Ando" from the NBC television hit series "HEROS" and the second, "3 Days in Havana" starring Ally McBeal alum, Gil Bellows; both of which have been released through Samaco Films' sister company, Synergetic Distribution and have been released via all digital and Video on Demand (VOD) platforms worldwide. The company also released two films in 2016, the first of which is the highly-lauded WWI action thriller titled "Game of Aces" starring heartthrob and former "American Pie" star Chris Klein alongside "Transformers" Victoria Summer (Transformers: Age of Distinction") and Werner Daehn. His shingle "Samaco Films" is currently financing and producing a slate of several independent feature films, including 3 psychological thrillers "Stockholm", Séance, and "Alexis Colette", as well as a poignant heart-warming tear jerker titled "Take My Wife, Please" all of which are projected to begin principle photography before the fall of 2018.

Most recently Sama has become the newest member of the Board of Directors for the Non-Profit organization "New Filmmakers, L.A." where he serves on the "Best of Awards" show committee.

In addition, Sama and his company, Samaco Films, LLC now permanently resides on the historic and prestigious Universal Studios lot in Hollywood where he has inked a co-production pact with producer Geneva Wasserman.

This is a huge step moving forward and puts a number of pieces in place for Cryptid!

Thank you all for supporting the project, and let's keep getting the word out so we can reach our goal as fast as possible to let Franco do his magic.

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Cryptid has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Cryptid be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Material Change in Offering

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Cryptid offering. Here's an excerpt describing the specifics of the change:

Cryptid LLC is extending their campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

One More For the Road

about 2 months ago

Hello everybody!

This is just a quick update on what our plan is going forward. We have decided to extend the campaign deadline one more time in order to reach the goal that we set out for. So those that invested, be on the look out for an email in the next couple of days about the extension. Those that haven't yet, now have a little more time to jump on board and be a part of our film.

Judging by our current pacing we should be able to reach that goal well before this next extension is up, so that's good news.

Because of this, start looking for some more updates as we move forward with our production. We are traveling out to LA in the second week of July for several meetings with some potential matching investors, an executive producer, possible cast, and a couple larger production companies. So hopefully things will begin to shake loose a soon.

Thank you all again for your continued support and patience. We are so close right now, one last little push should do it.

Brad

A Word to Our Awesome Followers

2 months ago

Hello all,

As we reach close to 75% of our maximum goal and time on this leg of the campaign winds down, I wanted to send a quick message to the currently 356 followers we have. First, that is an incredible amount of people following this film, and I truly appreciate it! Furthermore, of that 356, 179 of you have invested in our film to this point, which is just amazing and we can not thank you enough for coming on board to our project and we are excited to have you with us for the days ahead.

For those that have not invested yet, please feel free to use the comments section below to ask whatever questions you may have. We want to be as open and transparent as possible, and if there are any burning questions you might have that could tip the scales into joining our team, I invite you to fire away. I love questions and no question is too big or small. If I can answer it, I will.

Either way, thank you all for being a part of this movie.

-Brad

Food for Thought Articles

2 months ago

With the recent success of horror movies lately, a few articles have been surfacing about the genre in general. Wanted to post a couple as they are interesting reads:

VICE - Horror has Evolved

VICE - Legendary SFX Master Rick Baker Talks About How CGI Killed his Industry and the Importance of Practical Effects

Exceeded 50% of Maximum goal

3 months ago

Hello all!

It gives me great pleasure to say we have officially crossed the 50% threshold of our maximum goal for Cryptid! *(52%, but who's counting)*

The last few weeks have been a whirlwind of activity as we have really made some great progress in getting to our objective. I wanted to take this moment to thank everyone who has contributed to this campaign, either monetarily or through promoting and sharing. We are currently on a great trajectory and if we can keep this up will hit our goal with gusto!

From a pre-production standpoint, plans are being put together on building the creature suit, locations are starting to be narrowed down, and soon we can start casting.

In the meantime, I thought I would list some stats of the campaign so far:

- Total Number of Investors: 116
- Total Numbers of investments: 132
- Average Investment: $420
- No. of States with investors: 34
- State with the Most Investors: CA
- No. of Countries with Investors: 3
- No. of Territories: 1
- No. of Followers of the Campaign: 244

Thank you all again for being a part of this film. We are on the back nine, let's keep it going!

-Brad

Notice of Funds Disbursement

4 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Cryptid has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Cryptid be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Campaign Extended

4 months ago

Hello Everyone!

We have made such great strides this last extension, and because of this, we've decided to extend again. As with our last one, our philosophy is still that we want to make sure that we are raising enough money to accomplish all of the things needed to make this film a success. This means not stopping until we can get as close to our ultimate goal as possible, while it continues to make financial sense to do so. This does cause some issues with timelines, and I apologize for that, but we feel the fact that we have more investors, followers, articles, interviews, and people talking about this campaign than ever before, and those continue to trend upward, this is the right decision to catapult us forward in the coming weeks.

Thank you all again for supporting this film and getting us to where we are now, and I hope you will continue to spread the word and champion this campaign. As usual, feel free to ask any questions you may have, or just leave a comment, in the comments section.

Brad

Amending our Securities Offering

4 months ago

Hello! Recently, a change was made to the Cryptid offering. Here's an excerpt describing the specifics of that change:

Cryptid LLC has extended their campaign and updated their financials.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Horror films are still champion.

4 months ago

Hi Everyone!

I wanted to talk a little about the status of horror films in the market today. Mainly, I want to focus on two films in particular.

"A Quiet Place"

Synopsis: A family struggles to survive in a world where creatures hunt by sound.

"A Quiet Place" opened on April 6th and has just recently passed the $100 Million mark ($108,035,282). That is strictly domestic with another $56,805,549 from the Foreign box office, bringing its current worldwide total to $164,840,831. That's against a budget of $17 Million, not including print and advertising. **That produces an ROI of 864.706%**

(Source:http://www.boxofficemojo.com/movies/?page=main&id=aquietplace.htm**

(Source: http://www.boxofficemojo.com/movies/?page=main&id=aquietplace.htm)

"Blumhouse's Truth or Dare"

Synopsis: A group of friends find out that the old childhood game has deadly consequences.

"Truth or Dare" opened this past weekend and had an opening weekend of $19 Million, and currently sits at $21,720,150 Domestic. ($2,600,000 Foreign). Its worldwide total is at $24,320,150 and budget was $3.4 Million. **ROI=605.882%**

(**Source:** http://www.boxofficemojo.com/movies/?page=main&id=truthordare2017.htm)

To put that into context, here are the three top-grossing movies of this year:

1. Black Panther: ROI=558%

2. Ready Player One: ROI=177%

3. Peter Rabbit: ROI=498%

(Source:http://www.boxofficemojo.com/yearly/chart/?yr=2018&p=.htm)

Now, if I wanted to really nail this one home, here is another horror movie released this year:

Insidious: The Last Key: ROI = 1,560% *(That is a higher ROI then the top three movies combined!)*

The point here is very few movie genres can compete with horror films split of lower budgets versus high revenue. In fact, you would be hard pressed to come with a movie with those low budgets that had a wide release at all.

Ok, I understand I'm not exactly comparing apples to apples as it comes to *Cryptid*, we are not shooting for a theatrical release, although it's an outside chance if the right distribution company picks it up. This is more to add further evidence as to how horror movies are subverting the standard business practices of Hollywood films, and the openness of the general public to embrace low budget horror.

So even though it's not technically "apples to apples", it's still food for thought.

Notice of Funds Disbursement

4 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Cryptid has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Cryptid be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

StartEngine Exclusive! Last Weeks Q & A Session Recording

4 months ago

Hey Folks!

If you weren't able to attend any of the Q & A sessions last week, but was wondering what it was all about, I have good news.

Now exclusively through StartEngine, the video below is the YouTube Q & A session!

The first 20 minutes or so I talked about the project, then it was on to answering questions. Enjoy!



Cryptid Live Q & A Event

Facebook Live Q & A: The Sequel!

4 months ago



First one was fun, why not a sequel!

I had such a good time interacting with everyone and answering questions on Saturday and since there were a number of people who were disappointed they couldn't make the weekend afternoon session, we thought "Let's do another one!"

Just like last time, we'll talk about all things **Cryptid,** with me, writer/director **Brad Rego**. The biggest difference here is we are going to do it through **Facebook Live** and, since a lot of people asked for a weeknight, it will be **Wednesday, April 11th at 8pm(EST).**

I'll be talking about the production and anything else you want to discuss. We want to connect with all our great investors, followers, and some new friends to the page and make this a completely interactive driven experience. So if you missed the last one, click over to the page and let's chat.

During the event, ask any questions or comments through the Facebook Live Chat window and I'll answer in real time live on air. It could be about the production, why we decided to use this method of fundraising, where we currently stand, or even what movies we have been watching. Totally up to you. Let's talk some **Cryptid**!

Hope to see you there!

What: Cryptid Facebook Live Q&A

When: Wednesday April 11th, 2018 @ 8pm (EST)

Where: Facebook Live Broadcast

Note: If you aren't able to attend, but want a question answered during the broadcast, you can ask it on our Facebook Event Page and we'll answer it on air.

Notice of Funds Disbursement

5 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Cryptid has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Cryptid be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

YouTube Live Q & A Session Saturday April 7th at 2pm (EST)

5 months ago


Q&A

Hi Everybody!

On **Saturday, April 7th at 2 pm (EST)** we'll be hosting a YouTube Live Q & A Session about all things **Cryptid** with me, writer/director **Brad Rego**. I'll be talking about the production and anything else you want to discuss. That's right, the majority of the event will be based on your questions. We want to connect with all our great investors, followers, and some new friends to the page and make this a completely interactive driven experience. So we are devoting most of the time to anyone who would like to ask me a question!

During the event, post any questions through the YouTube Chat window and I'll answer in real time live on air. It could be about the production, why we decided to use this method of fundraising, where we currently stand, or even what movies we have been watching. Totally up to you. So come on over and let's talk some **Cryptid**!

Hope to see you there!

What: Cryptid YouTube Live Q&A Event

When: Saturday April 7th, 2018 @ 2pm (EST)

Where: YouTube Live Broadcast

Note: If you aren't able to attend, but want a question answered during the broadcast, you can ask it on our Facebook Event Page and we'll answer it on air.

Notice of Funds Disbursement

5 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Cryptid has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Cryptid be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Milestones and Goals

5 months ago

Hi Cryptid Fans!

When talking to people lately, I have been getting a lot of questions about what our internal goals are inside this raise, and how much is needed for certain things. So I thought I should put a post out about milestones and get a little more granular on how everything fits together. It's not that these steps will cost this much necessarily, but rather, the amount we have will determine the timeline, and which steps to proceed with.

1. 25k - Beyond the minimum goal of the campaign, the next milestone that we are looking at is $25k. This one is a little more of a hard cost where we start hiring the development team that's going to work on bringing the film through pre-production up to production. This team includes a Sales Agent, Distribution Rep, Casting director, Executive Producer, and Line Producer. This is the foundation to manage all other aspects going forward. With this team, we can do the internal work of breaking down the script into malleable chunks while building a plan for logistics. This also expands our network and offers credibility to the production.
2. ~50K - Reaching this milestone gives us a larger operating footprint, and so now we can start putting together rough schedules, narrowing down locations, assembling lists of talent, and start inquiring about availability. We don't have enough to lock anything in yet, but it gives us a good estimation. If we did this in the first step it would be too early, and by the time we reach the next step, the availability may have changed.
3. ~75K- We can begin to make offers, and lock in the talent. We can also solidify a location and begin filing the paperwork for tax incentives. We can also start creating some of the props that need advanced setup time (Creature Suit!). With our talent locked in, our Sales Agents can then start to solicit pre-sales from international markets. These pre-sales help fill in beyond this raise to get us closer to the film's budget.
4. ~107K - With almost a third of the budget, a cast, crew, pre-sales, and tax incentives in hand, it gives us the full leverage to obtain matching funds from other investors, or debt financings to obtain the remaining budget. This puts us in the best position.

So although our ultimate goal is to hit the $107K, we don't need to wait around for that to happen in order to begin the work needed. This way we can be working and updating on the status of these steps as the offering is happening. This also gives us the ability to not lose valuable time while raising the funds we need.

I hope this helps to explain some of the next steps in this process.

Thank you all for your continued support, we now have a lot of followers of the campaign, and it's been such a joy talking to so many excited people about this film and its investment offering. As a side note, if every follower that has not invested yet, invested just the minimum amount, we would easily be at our next milestone. Food for thought.

-Brad

Notice of Funds Disbursement

5 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Cryptid has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Cryptid be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Offering Extended

6 months ago

As mentioned in a previous automated update, we have extended the offering another 60 days. We did this because although we hit the milestone of our minimum goal, and it offers a great proof of concept, we need to get closer to our maximum goal in order to begin hiring our development/sales team and further progress in our pre-production.

The largest effect this has on the film is, as expected, it will push back the timeline listed in the campaign. Our initial goal was to begin filming in May, however, if we are unable to accomplish our goal until the end of this new extension that doesn't give enough time to lock everything in by that date. The good news is, even by pushing everything back 60 days, we still should be able to hit AFM in November, our first open market opportunity if we don't already have a minimum guarantee in place.

That said, our next steps are to refocus our advertising campaign and double-down on what worked, as well as reach out to some new avenues to get the word out. I have spoken to so many people over the last few months who have never heard of the type of thing we are doing here but feel it makes so much sense that it could be a huge step in independent filmmaking. Based on responses like that, I know we are headed in the right direction, we just need to make more people aware of it. Blazing a trail is never easy, but nothing worthwhile ever is.

Thanks again to all our supporters, whether you invested, followed, or shared the offering. Let's keep moving forward and grab that brass ring!

-Brad

Amending our Securities Offering

6 months ago

Hello! Recently, a change was made to the Cryptid offering. Here's an excerpt describing the specifics of that change:

Cryptid LLC is extending their campaign for 60 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

StartEngine Exclusive Video

6 months ago

One of the things that always fascinates me is how films change through the many stages of its development. About a year or so before we shot the first scene of Cryptid, we put together a storyboard animatic of sorts for pre-production. I decided to sync up the two and show how the scene changed from storyboard to actual, and added a touch of commentary on it for the heck of it. Check it out:



100% Minimum Goal Reached!

6 months ago

Well, that was fast. We barely got the 88% notice out and now we've hit 103%. Great job!

What does this mean now?

HItting $10,000 was a big milestone for the campaign, but it was only the first step to getting the film production underway.

Now what?

We need to keep sharing what we are doing here, with as many people as possible, to get all the way to our final goal. The more people who come on board, the sooner we can start filming. It's just that simple.

With 29 investors behinds us so far, they've now locked in their investments and made a statement that they believe in this project. Now let's get another 29, and then 29 more after that, and keep going until we reach our target.

That last sentence felt a little Braveheart-y, but I don't care, I'm excited!

-Brad

88% Achieved!

7 months ago

We are currently sitting at **88%** of our minimum goal for the offering.

Sure, everyone likes round numbers, but since this campaign is unorthodox, then so can't its updates.

As a heads up, we have been reaching out to all sorts of media outlets in hopes of getting as much exposure to the campaign as possible, and lately, it's started to pay off with some recent boosts to the project, which has been great! Here is one of our Press Releases that has been making the rounds.

However, although reaching the minimum goal will be a solid milestone, we still have a ways to go to make this movie a reality, so we are going to continue to push and leave no stone unturned to get this done.

Thank you to everyone who has invested, followed, and shared the campaign within your network, it really has made a huge difference.

Make sure to continue to share with your friends and family so they can join us on this journey.

-Brad

Scary Mysteries Interview

7 months ago

Recently I was invited to be an interview guest on the popular YouTube Channel "Scary Mysteries". Below is a 14-minute segment where we discuss *Cryptid*. You can see the full 90-minute interview here where we discuss horror movies, ghosts, and being from Massachusetts.





50% of our first goal reached!

7 months ago

We are officially past 50% of our minimum funding goal! Thank you to everyone who invested, followed, and shared the campaign. We have had investors from all over the country so far, coming from 9 different states and 18 different cities *(Seattle is leading, for those who are competitive)*. We also have had several repeat investors who doubled down and have added to their initial investments.

We are on the right track, but still have a ways to go, let's keep it up by continuing to get the word out and sharing the campaign with others.

We have been reaching out to all sorts of media outlets and so look for more updates, stories, and info to come out in the next week or so. We'll post it here when it does.

Thank you all for your continued support.

Happy New Year!

8 months ago

We are so excited to get this new year underway and 2018 is looking great. Our resolution is to make an amazing horror film that we can all be proud of, then sell it to make it a financially successful endeavor.

Thank you to those that have invested so far, we have been very steadily marching forward thanks to you.

To all the many followers of the campaign: Come join the team. The sooner we hit our goals, the sooner we start this adventure together.

Even Creatures Get Festive

8 months ago



First week complete!

9 months ago

With the first week officially in the books, we can easily say it's been an exciting few days. We have had a great response from both followers and investors this week, and can't wait for the journey ahead. Thank you to everyone who came by to check us out and feel free to drop us a line if you have any questions, don't be shy.

Also, don't be afraid to use that Share button. Cryptid wants friends too!

Comments (87 total)

Add a public comment...

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Post

Ashish Raj Pandey 2 days ago
Are you still going to look for funds after the closing date or is it movie is in final phase to be realesed worldwide?

> **BRAD REGO** *Cryptid - Issuer* 2 days ago
> Hi Ashish - We're currently in phase 2, which is in the development process after now raising the first third of the budget. This development phase puts the specific pieces of the film together to privately raise the rest of the funds needed for the full budget and filming to take place, but we'll continue to look for funds both public and private until we reach our budget in order to start filming.

Barnaby Zelman *Cryptid - Potential Investor* 4 days ago
Hi Brad - how long of an extension have you filed for, aside from the financial goal increase?

> **BRAD REGO** *Cryptid - Issuer* 4 days ago
> Right now, we've only filed for the max goal increase.

William Randoph Owens 4 days ago
I noticed you have reached your 107k maximum goal. Is it too late to invest?

> **BRAD REGO** *Cryptid - Issuer* 4 days ago
> Hi William - Nope, we are in the process of filing the additional paperwork to raise the max goal. Should be up in a few days.

Andrew Bushnell *Cryptid - Potential Investor* 7 days ago
Super excited to see this project to keep moving forward. One question, for the final budget, it is my understanding that the project loses a percentage of funds raised to fees charged by StartEngine, and that the same fees aren't paid if the funds are raised from other means. Will extra funds need to be raised to offset these fees or is that already baked in? (Full disclosure: I strongly believe in the power of bringing on more small investors and am happy to share the fun with more people). Keep the updates coming! :-D

> **BRAD REGO** *Cryptid - Issuer* 7 days ago
> Hi Thomas!
> You are right that StartEngine does have fees for anything that comes exclusively through this campaign. However, that is something that we took into account when we started the campaign. If you check out the budgetary breakdown, you'll see that $21k of the budget in getting to $374k is listed as StartEngine. This is to offset the StartEngine fees in the event that we were to get all funds from StartEngine. It's, of course, far more likely that we won't reach that level from StartEngine, but we wanted to be ready for the highest possible scenario, just in case.

Glad to hear you're excited about keeping the campaign open, and I will definitely keep you posted on the updates.

Thomas Tracy Cryptid - Potential Investor 7 days ago

Really fantastic and exciting momentum that got us over the finish line. This is such a fun project and I am eager to start receiving updates regarding the next phases. I think your idea about raising the max limit is brilliant. It provides more opportunity for everyday investors to join. These investors become the grassroots champions who will encourage their friends, family and social media contacts to see the film. Raising the max limit also provides an opportunity for any current investor to increase their investment. Brad, you're transparency and unwavering dedication is admirable and appreciated. Thank you.

BRAD REGO Cryptid - Issuer 7 days ago

Thanks Thomas, that means a lot to me.

Kevin Kwast Cryptid - Potential Investor 8 days ago

I just invested again to push over the $107,000 line. Thanks for the great communication Brad. We're all excited to see the film come to life!

BRAD REGO Cryptid - Issuer 8 days ago

That's amazing, Kevin, thanks!! I can't wait to be able to share the awesome things to come with all of you.

Barnaby Zelman Cryptid - Potential Investor 8 days ago

Brad - I probably assumed that the additional investments (those above the $107k) were going to be paid out of the producer's share. I think what you tried to tell my dense brain was that the investor's 50% would be spread across the entire $374.1k budget. Anyway I await your clarification soonest - thanks!

Barnaby Zelman Cryptid - Potential Investor 8 days ago

Thanks Brad, maybe I should rephrase. After the initial 100% + 20% are sent to investors, the share going forward is 50/50 between investors and producers. If the investors have, by way of example - put in $214k, then every dollar on the investor's side of the 50/50 revenue share plan will be diluted by 50% vs. having to spread that income over $107k worth of investment/investors. What am I missing here... sorry for the confusion.

BRAD REGO Cryptid - Issuer 8 days ago

Not a problem, it's understandable. Perhaps where the disconnect is happening is the assumption that only the people who have contributed to StartEngine are considered "investors". The investor's pool is a combination of all investors in the film. StartEngine was a way to raise the first third of the budget, but the remaining 2/3 was going to be acheived through, amongst other things, additional private investments. Any private investments to secure that 2/3 are still considered investors. So even if we stopped the campaign at $107k, the investor pool was never going to be split up just amongst the StartEngine crowd, but all of the investors. This is why the revenue share is calculated by investment versus the full budget, not just the $107k. The assumption is the entirety of the budget is achieved through investments, either public or private. If that doesn't happen and through acquiring the remainder of the budget, whether pre-sales, minimum guarantees, or debt financing, the investment pool becomes smaller then the full budget, it will adjust accordingly. Does that make more sense?

The producers share is used to pay cast and crew for back ends points, and equity deals with the production team.

Don't sweat the questions, this gets complicated quickly. That's what the comments section is for.

SHOW MORE COMMENTS



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©2017 All Rights Reserved

Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

BRAD: I don't want just to make a scary movie, I want to make a good movie

BRAD: ACTION!

BRAD: Cryptid is a creature feature. It is a creature feature in the sense that there is a monster and it is out there doing bad things.

BRAD: I had written a script in 2005, the next couple years I spent just honing the script, looking for locations, building it up with the intent of this is the next movie to come out of 221 Films, Inc

ALYSSA: If you get a chance to financially support him at this stage in the game you're smart. Every single cent of what you give will be put towards the movie and will be used for things that he absolutely needs.

MORGAN: I think no part of this for him is fame or even fortune it's just wanting to tell good stories and in a way that people respond to

DAVID: Brad will not make junk he will not make garbage he will not make a film that you regret that was made.

BRAD: I will fight, I will claw, I will scratch out, whatever I have to do to make it happen because it's who I am.

[Video 2] No Dialog

Description: Movie opening scene spec trailer

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

OPERATING AGREEMENT

CRYPTID LLC OPERATING AGREEMENT

1. THE COMPANY, PURPOSE.

1.1 This is a Limited Liability Company Operating Agreement (the "Agreement") for Cryptid LLC, a Manager-managed Delaware limited liability company (the "Company") formed under and pursuant to Delaware law. The parties hereto (sometimes hereinafter jointly and severally referred to as the "Managing Members") formed under and pursuant to Delaware law for the sole purpose of producing and marketing a feature motion picture named "Cryptid" (the "film") worldwide.

1.2 Unless otherwise agreed to in writing by all of the parties hereto, the Company's business activities shall be limited to the management, production, and marketing of the film and exploitation of such other rights as owned or controlled by the Company.

1.3 The Managing Members (as defined below) agree that upon the formation of the Company on or about September 5, 2017, the Company, shall assume all of the rights and obligations of the Managing Members pursuant to any written executed agreements, by them. The Managing Members further agree that all other rights acquired or which may be acquired relating to the film by them, and the benefit of all services rendered or to be rendered in connection therewith subject to Paragraph 15.1 shall belong to and be held in the name of the Company.

1.4 Without derogating from anything contained herein, all decisions with respect to the production of the film shall be governed by the Managing Members (as hereinafter defined) and decisions by the Managing Members shall be decided by majority rule as determined in accord with the Managing Members' voting rights set forth in Paragraph 2.1.

2. THE MEMBERS OF THE COMPANY.

The members of the Company shall be the Managing Members and the Non-Managing Members (collectively "Members"):

2.1 The Managing Members shall be: Brad Rego
(collectively "Managing Members").

2.2 Membership Units. The Company is authorized to issue a total of 4741 Membership Units consisting of two classes, including 1,000 Managing Membership Units and 3,741 Non-Managing Membership Units.
Ownership of Membership Units as of date of this Agreement:

Brad Rego	1,000 Units	Managing Membership Units
Authorized to sell	3741 Units	Non-Managing Membership Units

2.3 Voting Rights. Non-Managing Members shall take no part whatever in the control, management, direction or operation of the Company's affairs and shall have no power to bind the Company. The Managing Members may at time to time seek advice from Non-Voting Members, but they need not accept such advice, and at all times the Managing Members shall have the exclusive right to control and manage the Company.

2.4 The Managing Members shall also be one of the producers of the film.

2.5 The Non-Managing Members of the Company (the "Non- Managing Members") shall be all of the parties signing hereto as Non- Managing Members. A Managing Member may also be a Non-Managing Member upon the purchase of Units of the Company or the election by a Managing Member to convert monies into a capital contribution for which the Managing Member is entitled to reimbursement.

2.6 The Managing Members shall have the right to admit additional Managing Members and Non-Managing Members, and/or permit Non- Managing Members to increase their respective interests in the Company without obtaining the consent of any Non-Managing Member, until the Company has investments in the amount of the Total Capitalization. As set forth in Paragraph 5.3 and Paragraph 5.4, and subject to the restrictions therein, Non-Managing Members' interests may not be assigned nor any part thereof in the Company, without the written consent of the Managing Members, nor may there be substitutions of Non-Managing Members without the written consent of the Managing Members.

2.7 Producer's credit shall be given to the Managing Members and thereafter to any other Managing Members and/or such other person(s) or entity(ies) as the Managing Members may authorize.

2.8 Associate Producer's credit of the film shall be given to such person(s) or entity(ies) as the Managing Members may authorize.

3. **NAME, OFFICE LOCATION**.

3.1 The Company shall be conducted under the name of Cryptid LLC.

3.2 The location of the primary place of business of Cryptid LLC is:
130 Bay Ridge Parkway, APT 2D, Brooklyn, New York 11209
Or such other location as shall be selected from time to time by the Member. (or at such other office as the Managing Members(s) shall elect.)

3.3 The Company's initial agent (the "Agent") for service of process is: LEGALINC CORPORATE SERVICES INC..
The Agent's registered office is:
2035 SUNSET LAKE ROAD SUITE B-2, Newark, Delaware 19702.
The Company may change its registered office, its registered agent, or both, upon filing a statement with the Delaware Secretary of State.

4. **ORGANIZATION, TERMINATION OF THE OFFERING, TERMINATION AND DISSOLUTION**.

4.1. The Company shall have all of the powers of a limited liability company set forth under Delaware law. Cryptid LLC's term shall commence upon the filing of a Certificate of Formation and all other such necessary materials with the state of Delaware.

4.2 The Company will operate until terminated as outlined in this Agreement unless:
    i.   The Member votes to dissolve the Company;
    ii.   No Member of the Company exists, unless the business of the Company is continued in a manner permitted by Delaware law;
    iii.   It becomes unlawful for either the Member or the Company to continue in business;
    iv.   A judicial decree is entered that dissolves the Company; or
    v.   Any other event results in the dissolution of the Company under federal or Delaware law.

The Company shall terminate upon the occurrence of any of the following:

i. The Bankruptcy, death, insanity or resignation of an individual Managing Member and the dissolution, cessation of business or Bankruptcy of the corporate Managing Member, if any;
ii. A date fixed by the Managing Member after abandonment of all further Company activities; or
iii. Any other event causing the dissolution of the Company under the laws of the State of Delaware.

Notwithstanding the foregoing, the Company shall not be dissolved upon the occurrence of the Bankruptcy, death, dissolution or withdrawal or adjudication of incompetence of a Managing Member if any of the remaining Persons constituting the Managing Member elects in writing within thirty (30) days after such an event to continue the business of the Company.

On the termination of the Company, the assets of the Company shall be liquidated by the Managing Members as liquidating trustee, as provided for in this Agreement.

4.3 The aggregate capital contributions of the Non-Managing Members shall be a minimum of ten thousand dollars ($10,000.00 U. S. Dollars) ("Minimum Capitalization") and, in the event the Managing Members elect, in their sole discretion, to continue to obtain additional capital contributions, up to an aggregate amount of three hundred seventy-four thousand one hundred dollars ($374,100.00 U. S. Dollars) ("Total Capitalization"). The Managing Members shall terminate the Offering if Minimum Capitalization has not been raised by May 1, 2018, unless the Offering is extended by the Managing Members.

4.4 Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until Articles of Dissolution shall be filed in the State of *Delaware,* and the assets of the Company shall have been distributed as provided herein. Notwithstanding the dissolution of the Company, prior to the termination of the Company the business of the Company shall continue to be governed by this Agreement.

5. **SUCCESSORS IN INTEREST, RESTRICTIONS ON TRANSFER**.

5.1 If a Non-Managing Members shall die, his/her executors or administrators, or if he shall become insane, his/her committee or other representative, shall have the same rights that said Non-Managing Members would have had if he had not died or become insane, and the share of such Non-Managing Members in the assets of the Company shall, until the termination of the Company, be subject to all of the terms and conditions of this Agreement as if such Non-Managing Members had not died or become insane. None of said executors or administrators, however, shall become a Non-Managing Members unless so agreed to in writing by the Managing Members, which it is not obligated to do.

5.2 If a Non-Managing Members shall have been adjudicated a bankrupt or insolvent, either voluntarily or involuntarily, the trustee or receiver thereof shall have the same rights that said Non-Managing Members would have had had he not been adjudicated bankrupt or insolvent, and the share of such Non- Managing Members in the assets of the Company shall be subject, until the termination of the Company, to all the terms and conditions of this Agreement, as if such Non-Managing Members had not been adjudicated bankrupt or insolvent. Such trustee or receiver, however, shall not become an Non- Managing Members unless so agreed to in writing by the Managing Members, which it is not obligated to do.

5.3 The Company shall not be bound by any assignment of all or any portion of the interest of by an Non-Managing Members unless the Managing Members consents thereto in writing. In addition, notwithstanding any such written consent by the Managing Members to any such assignment, no assignee of all or any portion of the interest of a Non-Managing Member shall have the right to become a substituted Non-Managing Member in place of his/her assignor unless the Managing Members consents thereto in writing. The Managing Members will not be obligated to give any consent to any such substitution, nor will they be obligated to consent to the assignment of all or any portion of the interest of a Non- Managing Member, and if consent is granted in one instance, it shall not operate to prevent the Managing Members from withholding consent to any other assignment or substitution.

5.4 The Managing Members' written consent is required before anyone can be substituted as a Member of the Company. Such consent may be withheld for any reason whatsoever.

6. **THE CAPITAL OF THE COMPANY**.

6.1 Each of the parties signatory hereto as a Non-Managing Members shall contribute to the capital of the Company, in the respective sum set forth opposite the party's signature below, payable upon delivery of this executed Agreement, completed and executed Subscription Agreement, and the Investor Questionnaire (if requested) to a Managing Member or to the Company but, as provided in Paragraph 13 below, shall be held in a special bank account in trust.

6.2 Capitalization of the Company, in the amount necessary for Total Capitalization or of such lesser amount as the Managing Members may elect, as set forth in Paragraph 4.3 above, but no less than the Minimum Capitalization shall comprise the "Original Capital" of the Company; Non-Managing Members shall contribute to the capitalization of the Company and their aggregate capital contributions shall comprise the Original Capital of the Company subject to:

> a. the Managing Members right to add additional Non-Managing Members until Total Capitalization is reached as set forth in Paragraph 2.6 and subject to the restrictions of Paragraph 5.3 and Paragraph 5.4.

6.3 Upon Minimum Capitalization, the Managing Members may or may not use the capital contributions of the Non-Managing Members to commence the production activities, including but not limited to the payment of Production expenses, Other Expenses, advances and loans, and to establish the Reserve Fund, or any other cash reserve.

6.4 The Managing Members are not required to make any capital contributions to the Company's Original Capital to receive the fifty percent (50%) of the Adjusted Net Profits allocated to the Managing Members as provided for in Paragraph 8 below. Notwithstanding the foregoing, the Managing Members may elect to contribute capital to the Company. Each contributing Managing Members will execute the Certificate of Limited Company of the Company solely as a Managing Members and shall otherwise, for purposes of be treated as an Non-Managing Members of the Company with respect to his/her entire interest therein; provided, however, that such Managing Members shall with respect to such contribution, be treated as a Non-Managing Members for purposes of Paragraph 7.2(d) below, as well as Paragraphs 8, 9, 10, 11 and 12.

6.5 Upon Minimum Capitalization, at their sole discretion, the Managing Members may or may not commence the business of the Company and activities to produce the film and may or may not use the capital contributions to pay Production Expenses, and/or Other Expenses.

6.6 Offers to subscribe to Limited Liability Company Interests are subject to acceptance by the Managing Members. As used in this Agreement: (i) the term "capital contributions" of Non-Managing Members shall mean the amounts which the Non-Managing Members shall have contributed as set forth opposite their signatures below; and (ii) the term "aggregate limited contributions" shall mean the aggregate of said contributions of the Non-Managing Members.

6.7 Any monies expended by the Managing Members prior to the contribution of the Original Capital for items which, if incurred by the Company, would constitute Production Expenses, or Other Expenses, as hereinafter defined, shall be deemed to be capital contributions by said Managing Member to the Original Capital, if said Managing Member elects not to have such monies reimbursed to it.

6.8 If the Managing Members believes that additional funds are necessary for the carrying on of Company affairs, they shall have the right, in its sole discretion, to advance or to cause to be advanced or to borrow in the Company's name the amount which it deems necessary, on such terms (including interest, with respect to loans or advances from parties other than the Managing Members) as it in its sole discretion shall determine. The money so advanced or caused to be advanced, or borrowed (including that advanced or loaned by the Managing Members) (herein referred to as "Advances and Loans"), together with interest payable to parties other than the Managing Members, shall be repaid before any of the capital contributions are repaid to any of the Non-Managing Members as set forth in Paragraph 7.2(b).

6.9 Without limiting the provisions of Paragraph 6.6 above and subject to the specific terms of Paragraph 8.3 and Paragraph 8.4, Managing Members have the right for any reason whatsoever to pay to individual investors, persons rendering services to the Company, persons furnishing Advances and Loans as set forth in Paragraph 6 above and any other party or parties, an additional participation in Adjusted Net Profits of the Company (as said term is defined in Paragraph 8 1(b) below), solely from the Managing Members' share of Adjusted Net Profits of the Company.

6.10 Notwithstanding anything contained herein, the Managing Members may in their discretion accept non-equity capital contributions and/or funding in the form of cash payments or goods or services rendered from sponsors, which would have the effect of reducing the amount of capitalization of the Company to possibly below the Minimum Capitalization.

6.11 The Company may accept as capital contributions cash, property, or services rendered or promissory notes or other obligation to contribute cash or property or to render services and in the form of bonds or guarantees as may be required by the Screen Actors Guild, and other unions or organizations. Non- Managing Members who contribute guarantees or bonds will receive the Limited Liability Company Interest allocable to the amount of bonds or guarantees contributed. Furthermore, as set forth by Paragraph 7.2, such Non- Managing Members shall have the right to be reimbursed in full prior to the return of capital contributions to other Non-Managing Members as the bonds or guarantees will be deemed a Production Expense under Paragraph 7.1. The security instruments underlying such bonds or guarantees will be returned to the contributors only after the Company has sufficient Gross Receipts to make payment in the amount of the bond or guaranty. Gross Receipts will be paid to the union to release such bond or guaranty prior to the payments to the Non-Managing Members for the return of capital contribution or payment of Adjusted Net Profits (as said term is defined in Paragraph 8 1(b)).

7. DISTRIBUTION OF COMPANY RECEIPTS PRIOR TO RECOUPMENT OF ORIGINAL CAPITAL.

7.1 For the purposes of this Agreement, the following terms shall have the below meanings:

7.1(a) The term "Gross Receipts" shall be deemed to mean all sums derived by and belonging to the Company from any and all sources, including, without limitation, (i) Box office returns, (ii) from distribution of domestic and international rights of the film, (iii) sales of physical or digital format of the film, (iv) from the disposition of its physical assets acquired with funds of the Company, and(v) interest, if any, on the aforesaid sums.

7.1(b) The term "Production Expenses" shall be deemed to mean the total expenses, charges and disbursements of whatever kind incurred by the Company in connection with the production of the film by the Company including without limitation, fees, advances and/or other compensation of the director, designers, cast, producers, crew, post production, cost of sets, locations, marketing, props, costumes, properties, furnishings, electrical and sound equipment, rentals, bonds and guarantees, insurance premiums, cash deposits with Screen Actors Guild or other similar organizations to which such deposits may be required to be made, rehearsal salaries, charges and expenses, transportation charges, office facilities furnished by the Managing Members, legal and auditing expenses, advance publicity, preliminary advertising, taxes of whatsoever kind or nature other than income taxes of any of the individual Partners; expenses for replacement or substitution of any of the foregoing personnel and items; and any and all other expenses customarily included in the term "Production Expenses" in the film industry. The Managing Members has heretofore incurred or paid, and may hereafter continue to incur or pay, certain pre- production or production expenses and the Managing Members may either elect to be reimbursed as provided in Paragraph 15 for the expenses so paid by it individually, or to cause the amount of such Production Expenses to be converted into a capital contribution in the Company computed as set forth in Paragraph 6.

7.1(c) The term "Other Expenses" shall be deemed to mean all expenses of whatsoever kind or nature, other than those referred to in Paragraphs 7.1(b) above incurred in or in connection with or by reason of the operation of the business of the Company, including, without limitation, commissions paid to agents, deferments, distribution fees, sales agent commissions, monies paid or payable in connection with claims for plagiarism, libel, negligence, and other claims of a similar or dissimilar nature, and taxes of whatsoever kind or nature (other than income taxes of the individual Partners).

7.2 Gross Receipts shall be applied as follows and in the following order of priority:

7.2(a) First, to the payment of the Production Expenses (exclusive of bonds, deposits, and other recoverables), and Other Expenses, in the order and on the basis as the Managing Members in their sole discretion shall determine;

7.2(b) Second, to the repayment of any Advances and or Loans to the Company, plus any interest thereon;

7.2(c) third, until such time as an aggregate amount equal to 120% of the Original Capital has been distributed to the Non-Managing Members ("Recoupment"), which amount shall be repaid at least semi-annually with a statement of operation to each Non-Managing Members pro rata in the same proportion as his/her Units bear to the aggregate Non-Managing Membership Units;

7.2(d) fourth, after Recoupment, such remaining Gross Receipts, if any, shall be deemed "Adjusted Net Profits" and shall be distributed pursuant to Paragraph 8.

8. **DISTRIBUTION OF COMPANY RECEIPTS AFTER RECOUPMENT.** Following

Recoupment, Adjusted Net Profits, if any, shall be distributed as follows:

8.1 An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Non-Managing Members with each Non-Managing Members receiving that portion thereof as his/her Units bear to the aggregate Non-Managing Membership Units; and an amount equal to fifty percent (50%) of the Adjusted Net Profits shall be paid to the Managing Members with each Managing Member receiving that portion thereof proportionate to his/her Units in the Company.

8.5 In the event there are any inconsistencies between the provisions of this Paragraph and the provisions of Paragraph 11 hereof (Taxes), said latter provisions shall prevail.

8.6 By executing this Agreement, the Non-Managing Members agree that no representation has been made that any distribution of Gross Receipts will be made or, if made, will be continued for any period of time whatsoever, and that the Non-Managing Members have not relied upon the ability of the Company to make any such distributions in entering into this Agreement.

9. **LOSSES, LIMITED LIABILITY OF MEMBERS**. Losses of the Company shall be deemed "Adjusted Net Loss" and shall be borne as follows:

9.1 Until Adjusted Net Profits of the Company shall have been earned, losses suffered and incurred by the Company, up to but not exceeding the amount of the Original Capital shall be borne entirely by the Non-Managing Members in proportion to their Units in the Company.

After Adjusted Net Profits of the Company shall have been earned, then, to the extent of such Adjusted Net Profits of the Company, the Managing Members and Non-Managing Members shall share such Adjusted Net losses pro rata in the same percentages as they are entitled to share in Adjusted Net Profits of the Company pursuant to the provisions of Paragraph 8.1.

9.2 No Member of the Company shall be personally liable for any debts, obligations or losses of the Company in any event, except to the extent of the capital contribution of said Non-Managing Members hereunder and share of undistributed Adjusted Net Profits. The provisions of this Paragraph 9 shall not affect the obligations of the Members set forth in Paragraph 10 to return capital contributions or Adjusted Net Profits of the Company theretofore paid to them.

9.3 In the event there is any inconsistency between the provisions of this subparagraph and the provisions of Paragraphs 11 and 12, then Paragraph 11 and Paragraph 12 shall prevail.

10. **ABOUT DISTRIBUTIONS**.

10.1 Payments to Members pursuant to Paragraphs 7.2(d) and Paragraphs 8.1 above shall be made no less than on a semi-annual basis. In the sole discretion of the Managing Members, reasonable reserves may be made for the payment of Company debts, liabilities, taxes, expenses and working capital generally, as noted above in Paragraph 7.2(b), before making any distribution to the Members.

10.2 Subject to the provisions of Paragraph 11, if, upon the termination of the Company, the amount thereof remaining shall be distributed as provided for in this Agreement.

10.3 If upon the termination of the Company, the aggregate capital contributions shall not have been fully repaid to the Non-Managing Members, such unpaid contributions shall be repaid upon the termination of the Company, with interest, if any and subject to Paragraph 17.2, or as soon thereafter as the necessary cash is realized from the liquidation of its assets; but only, however, if at such time all of the debts, liabilities, taxes and contingent liabilities of the Company shall have been fully paid or provided for. In the event the available cash for the repayment of said capital contributions is not sufficient to pay same in full, each Non-Managing Members shall receive that proportion of the available cash as the amount of his/her contribution bears to the aggregate limited contributions.

10.4 Upon the permanent closing of the Company and the abandonment of further intention of producing the film, or upon the termination of the term of the Company pursuant to any of the other provisions of this Agreement, the assets of the Company shall be liquidated by the Managing Members, or the remaining Managing Members(s), as liquidating trustee(s), and the cash proceeds shall be applied as follows and in the following order of priority:

> 10.4(a) To the payment of all debts, taxes, obligations and liabilities of the Company, and the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet same, and if and when said contingency shall cease to exist, the remaining monies, if any, in said reserve shall be distributed as herein provided for in this Paragraph 10; and

> 10.4(b). As provided for in Paragraph 12.

10.5 In liquidating the assets of the Company, all physical assets of a saleable value shall be sold at public or private sale, as the Managing Members deems advisable, at such price and terms as the Managing Members, in good faith, deem fair and equitable. Only physical assets need be sold. However, if, the Managing Members deem it advisable to sell the Company's rights under its various contracts, then if at least sixty percent (60%) in financial interests of the Non-Managing Members so agree, the Managing Members shall have the right to sell the Company's said rights to any party or parties it desire, at such prices as the Managing Members, in good faith, deem fair and equitable. No value shall be placed for any purpose upon the Company's name or the right to its use, or upon the goodwill of the Company or its business. Upon termination or dissolution of the Company, neither the Company's name, nor the right to its use, nor the goodwill of the Company, shall be considered as an asset of the Company.

10.6 The Managing Members shall have the right at any time or times they deem advisable, both during the term of the Company and after the term thereof when the assets of the Company are being liquidated, to sell or otherwise dispose of any or all of its production rights.

10.7 With respect to any disposition of the Company's assets, no Member of the Company or any Company, corporation or other firm in which they or any of them are in any way interested, may purchase any of the assets of the Company, unless the amount paid therefore is fair and reasonable.

10.8 A Member who receives a wrongful distribution shall remain liable to the Company for the amount of the distribution until three years after the date of discovery of the wrongful distribution.

10.9 Notwithstanding anything to the contrary contained in this Paragraph, if, at any time after the Company's right to present the film shall have terminated, the Managing Members determine in good faith that the Company's share of income from any or all of the rights in the film theretofore disposed of and thereafter to be disposed of will amount to less than the cost to the Company of distributing such income to the Managing Members and/or Non-Managing Members entitled thereto, and paying accounting fees for the preparation of necessary statements, tax returns and information returns, the Managing Members shall have the right (but not the obligation) to sell to a third party or parties (including any Managing Member and/or Non-Managing Members) for such sum it determines in good faith to be fair and reasonable, the Company's right to receive its share of said income. Said sale may be made for the Company's share of all or some of subsidiary rights and other rights income, for a specified number of years, or forever, all as the Managing Members may determine in good faith. The net monies collected on such sale shall be included in Gross Receipts. Net monies shall be the gross amount collected, less expenses incurred in connection with such sale and accounting fees in preparing statements, tax returns, etc.

11. **TAXES**.

11.1 Anything herein to the contrary notwithstanding, Members shall not rely on this document or any other oral or written statements concerning any tax questions involved in the investment in Units of the Company. Investor's tax circumstances vary considerably and each Member should consult his or her tax or financial advisor for any advice as to the tax effects of this investment. Members will be furnished with financial reports or other documentation as may be required by, and prepared in accordance with, applicable laws and regulations. If the Company is so required under Internal Revenue Service ("IRS") provisions or regulations, it shall select a Managing Member to act as its "tax matters partner" in accordance with the applicable IRS provisions and regulations, who will fulfill this role by being the spokesperson for the Company in dealings with the IRS as required under the IRS Code and Regulations.

11.2 The Company has not filed with the Internal Revenue Service for treatment as a corporation. Instead, the Company will be taxed as a pass-through organization. The Managing Members may elect for the Company to be treated as a C-Corporation at any time.

11.3 Each of the Non-Managing Members does hereby permit the Managing Members to designate from among themselves a tax matters member of the Company (as such term is defined under the Code), and each of the Non-Managing Members does hereby agree that any action taken by the tax matters member so designated in connection with audits of the Company under the Code will be binding upon the Non-Managing Members. Each of the Non-Managing Members further agrees that he will not treat any Company item inconsistently on his/her individual income tax return with the treatment of said item on the Company return and that he will not independently act with respect to tax audits or tax litigation affecting the Company, unless previously authorized to do so in writing by the tax matters partner, which authorization may be withheld in the complete discretion of the tax matters partner.

11.5 If under any present or future regulations of the Internal Revenue Service, the Company has the right to make any election or elections, the Managing Members shall have the right to make on behalf of the Company such election or elections as they deem appropriate.

12. **INTENTIONALLY OMITTED**

13. **BANK ACCOUNT**.

The Managing Members shall open and maintain in the name of the Company a special bank account or accounts designated as the "Cryptid LLC Account" in which shall be deposited all of the capital contribution to the Company and all of the Gross Receipts, and no other funds. Subject to anything contained herein, all monies received from this Offering and the sale of Limited Liability Company Interests shall be held in this special bank account in trust until actually employed for pre-production or production purposes or until returned or distributed to the Non-Managing Members. In any event, the funds held in such account shall be used solely for the business of the Company.

14. **BOOKS AND RECORDS**.

14.1 At all times during the continuance of the Company, the Managing Members shall keep or cause to be kept full and faithful books of account in which shall be entered fully and accurately each transaction of the Company. All of the said books of account shall at all times be open to the inspection and examination by the Non-Managing Members, or their representatives, but such examinations cannot take place more frequently than twice per year unless otherwise required by applicable law.

15. **CERTAIN RIGHTS OF THE MANAGING MEMBERS**.

15.1 The Managing Members shall render services as are customarily and usually rendered by movie Producers, and devote as much time thereto as they may deem necessary, and manage and have complete control over all business affairs and decisions of the Company with, respect to the production of the film. This is not the only project of the Producer which will engage in other businesses;

15.3 The Managing Members shall have the right to amend this Agreement from time to time by filing a Certificate of Amendment or a Certificate of Correction, whichever is appropriate to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to add any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provision of this Agreement;

15.4 The Managing Members shall have the right to delegate the duties to other employees if appropriate and in accordance with the laws of the State of Delaware.

15.6 Furthermore, the Managing Members may, in their sole discretion, co-produce the film with any other entity and to enter into any agreement, in connection therewith, including Company agreements, licensing of, or joint ventures; provided that no such co-production or similar arrangement shall decrease or dilute the interests of the Non-Managing Members.

15.7 The Managing Members may be reimbursed from funds authorized to be used prior to the Company's receipt of the Original Capital and from the Company after its receipt of the Original Capital. If the Managing Members elects not to be reimbursed for such funds such un-reimbursed funds shall be deemed the equivalent of a cash contribution to the capital of the Company, and the Managing Members shall become a Non-Managing Members to the extent of such un-reimbursed funds as set forth in Paragraph 6.

15.9 Notwithstanding anything to the contrary contained herein, this Agreement may be amended at any time by the Managing Members upon notice to the Non-Managing Members, except that this Agreement may not be amended without the consent of at least a majority of the Members who would be adversely affected by an amendment that:

(i) modifies the limited liability of a Member;

(ii) alters the interests of the Members in the allocation of profits or losses or in distributions from the Company subject to the addition of Members prior to Total Capitalization of the Company as set forth in Paragraph 2.4; or

(iii) affects the status of the Company for federal income tax purposes.

16. CONDUCT OF THE COMPANY.

16.1 The Non-Managing Members may take no part in the conduct or control of the business or affairs of the Company; such participation and control of the business or affairs of the Company being vested exclusively in the Managing Members. An Non-Managing Member shall not be deemed to have taken part in the participation or control of the business or affairs of the Company for any acts that the Managing Members authorizes the Non-Managing Member to undertake at the Company's behest.

16.2 The Managing Members shall exercise all rights and privileges and shall have all the powers ordinarily had by Managing Members of a Limited Liability Company.

16.3 It is agreed that the Managing Members shall not be responsible to the Company or to the Non-Managing Members for any loss or liability resulting from:

> 16.3(a) Any of the Managing Members' acts or omissions, provided they acted without gross negligence and in good faith, or

> 16.3(b) The inability to render services as Managing Members for causes beyond their control, but in such event any monies paid to any other party for fulfilling its duties as Managing Members shall be paid out of its share as Managing Members.

16.4 Except as hereinafter set forth, the Company (but not the Non- Managing Members personally) shall indemnify and hold harmless the Managing Members and if it is a corporation, its officers, directors, agents and employees, from any loss or damage incurred by it by reason of any acts performed or omitted by it for or on behalf of the Company. The aforesaid exception is that said indemnity shall not apply to the Managing Members or if it is a corporation, to its officers, directors, agents or employees, if it shall have acted in bad faith or shall have engaged in illegality, willful misconduct or gross negligence.

16.5 It is understood and agreed that each Managing Member and Non- Managing Member shall have the right, during the term of this Agreement, to be engaged or interested in other enterprises, including entertainment enterprises, whether or not such other enterprises shall be in competition with the film, and each of it also has the right to render services to other parties.

17. NO WITHDRAWAL; NO INTEREST ON CAPITAL; NO RIGHT TO COMPEL SALE.

17.1 No Non-Managing Member shall have the right to withdraw any part of his/her capital contributions or receive any distributions with respect thereto.

17.2 The Company is not required to pay interest on the Original Capital or the Gross Receipts if the Managing Members elect not to deposit said funds in an interest bearing account. It solely is at the discretion of the Managing Members to deposit capital contributions or the Gross Receipts of the Company in an interest bearing account. If the Managing Members elect to deposit capital contributions or the Gross Receipts in an interest bearing account, and subject to an Non-Managing Member waiving the receipt of interest, then interest shall be paid in equal parts to the Non-Managing Members on the aggregate capital contributed to the Company and/or on the Gross Receipts of the Company upon the return of capital contributions if the Offer is terminated or the Company is terminated as set forth in Paragraph 22.2 and Paragraph 10.3, or upon the distribution of cash flow as set forth in Paragraph 12(a) and Paragraph 12(c). Nothing in this Paragraph shall negate Paragraph 22.1 and obligate the Company to pay interest on capital contributions that an Investor Non-

Managing Member authorized in writing the use of prior to Minimum Capitalization as set for in Paragraph 22.1

17.3 No Non-Managing Member shall have the right to compel any sale or appraisal of the Company's assets or any sale of any deceased Non- Managing Member's interest in the Company, notwithstanding any provision of law to the contrary.

19. **NO BORROWING; CLOSING OF MEMBERS IN THE COMPANY**.

19.1 No Managing Members or Non-Managing Members may borrow money from the Company.

19.2 After the closing of the Offering, no additional Managing Members or Investor Managing Members may be admitted, or substituted for a then-existing Member, except to the extent specifically set forth in this Agreement.

20. **ADDITIONAL DOCUMENTS**.

20.1 At any time, upon the request of the Managing Members, each Non- Managing Members shall execute, acknowledge and swear to any certificate required by the laws of the State of Delaware, any amendment to or cancellation thereof required by law, and any certificate or affidavit of fictitious firm name, trade name or the like (and any amendments or cancellations thereof) required by law. Each Non-Managing Members irrevocably makes, constitutes and appoints the Managing Members as his/her true and lawful attorney-in-fact in his/her name, place and stead, to make, execute, sign, acknowledge and file:

> 20.1(a) A Certificate of Limited Company, as required under the laws of the State of Delaware;
>
> 20.1(b) Any amendment to the Certificate of Limited Company of the Company required by law or to reflect an amendment to this Agreement or to extend the term of the Company beyond 50 years from the date of formation of the Company;
>
> 20.1(b) Such other instruments as may be necessary or deemed desirable by said attorney-in-fact to effectuate the dissolution and/or termination of the Company, including but not limited to the Article of Dissolution filed with Delaware Department of State
>
> 20.1(c) All such other instruments, documents and certificates which may from time to time be required (i) by the laws of the United States of America, the State of Delware or any other state in which the Company may determine to do business, or any political subdivision or agency thereof; (ii) to effectuate, implement and continue the valid and subsisting existence of the Company; (iii) to carry out and perfect any action pursuant to this Agreement.

20.2 Such attorney-in-fact shall not, however, have any rights, power or authority to amend or modify this Agreement when acting in such capacity, except to extend the term of the Company beyond 50 years from the date of formation of the Company. This power of attorney is coupled with an interest and shall continue in full force and effect notwithstanding the subsequent death, incapacity, bankruptcy or dissolution of any Non-Managing Members. The aforesaid power of attorney shall not derogate from the power of attorney set forth in the Subscription Agreement.

21. **RETURN OF CONTRIBUTIONS**.

Unless agreed to in writing by all of the Members, the Non- Managing Members shall have no right to demand and receive property other than cash in return for their capital contributions.

22. USE OF CONTRIBUTIONS PRIOR TO MINIMUM CAPITALIZATION.

22.1 The Managing Members may make no use prior to Minimum Capitalization of any capital contribution by an Non-Managing Member unless the Non-Managing Member authorizes in writing that prior to Minimum Capitalization, a portion of all of his/her capital contributions may be used for the business of the Company, including pre-production and Production Expenses, and production purposes.

22.2 Subject to the foregoing, all contributions will be returned in full if the Minimum Capitalization of the Company shall not have been raised by the date on which the Producer's production rights expire.

23. REPRESENTATIONS AND WARRANTIES.

23.1 Each Non-Managing Members hereby acknowledges and understands that the transaction is not registered under the Securities Act of 1933 and any "Blue Sky" law or regulation, and that the Managing Members are relying on the following representations and warranties of each such Non-Managing Members that:

23.1(a) The Non-Managing Member is a bona fide resident of the state set forth on the signature page hereof and is legally empowered to enter into binding contracts pursuant to the laws of such state.

23.1(b) The Non-Managing Member has full right, power and authority to execute and deliver this Agreement and to perform each of such Non-Managing Members' obligations hereunder.

23.1(c) This Agreement has been duly executed and delivered by or on behalf of such Non-Managing Member and constitutes the valid and binding obligation of such Non-Managing Member enforceable in accordance with its terms.

23.1(d) The Non-Managing Member is not subject to any restriction or agreement which prohibits or would be violated by the execution and delivery hereof or the consummation of the transactions contemplated herein or pursuant to which the consent of any third person, firm or corporation is required in order to give effect to the transaction contemplated herein.

23.1(e) The Non-Managing Member has carefully read and understands this Agreement and the Subscription Agreement and understands that (i) the Managing Members may abandon the production at any time for any reason whatsoever; (ii) the Limited Liability Company Interests are speculative investments which involve a high degree of risk of loss, and that purchasers of such interests may well lose all or a substantial part of its investment; and (iii) there are substantial restrictions on the transferability of, and there is no public market for (and none will likely develop), the interests in the Company, and accordingly, it may not be possible for the Non-Managing Members to liquidate his/her interests or for the Company to liquidate its assets in case of emergency or otherwise.

23.1(f) The Non-Managing Member confirms that, in making his/her investment decision, the Non-Managing Member has relied solely upon independent investigations made by the Non-Managing Member or his/her representative(s), including his/her own professional tax, legal, financial and other advisors, and understands that the tax consequences to the

Non-Managing Member of investment in the Company will depend in part on its individual circumstances.

23.1(g) The Non-Managing Member is acquiring Limited Liability Company Interests in good faith solely for his/her own personal account, for investment purposes only, and not with a view to or for the resale, or the distribution, subdivision or fractionalization thereof.

23.1(h) The Non-Managing Member acknowledges that the Managing Members have offered the Non-Managing Members access to all available information concerning the Company and that any requests for such information have been fully complied with by the Managing Members.

23.1(i) The Non-Managing Member will suffer no material adverse change in its financial condition if the Non-Managing Member loses his/her entire investment or a portion thereof in the Company.

23.2(j) The Non-Managing Member acknowledges that foregoing representations and warranties and undertakings are made by each Non-Managing Member with the intent that they be relied on by the Managing Members in determining the Non-Managing Member's suitability as a Non-Managing Member.

24. **MISCELLANEOUS**.

24.1 This instrument shall be the complete and binding agreement among the parties hereto, regardless of anything to the contrary contained in the Certificate of Limited Company to be recorded. Each Non-Managing Member represents, covenants and agrees that he/she has not been induced to enter into this Agreement by any warranties, guarantees, promises, statements or representations, whether express or implied, except those that are expressly and specifically set forth herein, and that the Managing Members shall not be bound or liable in any manner by express or implied warranties, guarantees, promises, statements or representations pertaining hereto, except as are expressly and specifically set forth herein.

24.2 This Agreement may not be modified or amended except an agreement in writing signed by the parties hereto.

24.3 Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of Delaware law.

24.2 Subject to the conditions and restrictions set forth in Paragraph 5, This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and its respective heirs, administrators, executors, distributees, successors and assigns.

24.3 All pronouns and any variation thereof in the Agreement shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, entity or entities may require.

24.4 In any case where the consent of a stated portion in interest of the Non-Managing Member must be determined, each Non-Managing Member's Limited Liability Company Interest shall be equal to the percentage that such Non-Managing Member's contribution represents of the aggregate contributions of all the Non-Managing Members.

24.5 If any portion of this Agreement shall be construed by a court of competent jurisdiction as unenforceable, such portion shall be severed here from, and the balance of this Agreement shall remain in full force and effect.

26. **NO THIRD-PARTY BENEFICIARIES**.

26.1 Nothing in this Agreement shall have the effect of conferring third-party beneficiary rights on any person or entity.

27. **NOTICES**.

27.1 Any notice to be given hereunder shall be sent by registered or certified mail, return receipt requested, or telegraph or cable addressed to the parties at their respective mailing addresses given herein, or by delivering the same personally to the parties at the home/business addresses set forth herein.

27.2 Unless otherwise notified in writing sent by registered or certified mail, the mailing and home/business address of each party hereto that are set forth below his/her signature at the bottom hereof shall serve as the addresses on record for the Non-Managing Member. The mailing address of the Company is set forth in Paragraph 3.2.

28. **COUNTERPARTS**.

28.1 This Agreement may be executed in counterparts, all of which taken together shall be deemed one original. Each of the Managing Members agrees that one original of this Agreement (or set of original counterparts) shall be held at the office of the Company; that the Certificate of Limited Company and any amendments thereto, filed with the Delaware Department of State and a duplicate original of said certificate shall be held at the office of the Company and that there shall be distributed to each Member a conformed executed copy of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have hereunto set its hands and seals as of the day and year first above written.

MANAGING MEMBERS

_____

September 5, 2017

Brad Rego, Managing Member
Cryptid LLC